

CASH AMERICA INTERNATIONAL · INC



2001 ANNUAL REPORT

Back to our roots.

Cash America has returned to full bloom. We've gone through changes, not unlike the change of seasons. During that time, we have moved away from the program of diversification we began five years ago, to refocus on our lending activities. Cash America is the market leader in secured, non-recourse lending and offering capital alternatives to the under-banked segment of the population. That's who we are, what we're the best at, and what we can build on. We also continue to focus our efforts on providing outstanding customer service. The results of this strategy are in, and they are very positive.

The challenge as we move forward is not just to maintain, but to build on these positive results. To remain in full bloom. To make it summer all year long.









Cash America International, Inc. is a specialty finance company serving the needs of the under-banked segment of the population. Cash America is the market leader in secured non-recourse lending to individuals, commonly known as pawn loans. The Company's lending business consists of 473 locations worldwide as of December 31, 2001, with 417 in the United States, 45 in the United Kingdom and 11 in Sweden. Cash America also provides check cashing services through its wholly owned subsidiary, Mr. Payroll Corporation. Cash America common shares are listed on the New York Stock Exchange under the symbol "PWN."

million, a small part of the estimated $15 billion volume of the entire payday advance industry in the U.S. However, this volume is certainly significant to Cash America, as it would represent approximately 20% to 25% of total loan volume in our U.S. shops.

One of the most encouraging aspects of this program has been the introduction of scores of new customers to Cash America. We have experienced some crossover from our traditional pawn loan product to payday advances, but our data shows the majority of payday advance customers are faces we have not seen before. These new faces are being introduced to our other products and services. Our expertise in the payday advance business has not yet matched the skill level of pawn lending, but we are confident it will rise to the level of a core competency for Cash America by the end of 2002.

Further reflection upon our activities in 2001 will ultimately wind its way back to the failed ventures mentioned in the opening paragraph. While I find no need to rehash the travails of bold expectations and dashed dreams, I do believe you have a right to demand an explanation of what your management team has learned from these diversions beyond the roots of our core business. I have reached further back into the archives for another quote summarizing the simplicity of that lesson. The ancient Chinese philosopher Lao-tzu is quoted in the sixth-century B.C. as having said, "He or she who knows enough is enough will always have enough." Loosely applied, we have learned our fortunes lie within the hard-earned expertise of offering capital alternatives to the under-banked segment of the population and not within the lure of new businesses that are never quite as simple as they seem. Fortunately, we concluded we had enjoyed "enough" of these new ventures at a point in time when we still had "enough" of our old business to reshape our goals on a solid foundation.

Retrenchment to our traditional lending business should not be viewed as a retreat from new ideas and opportunities. We have not lost our spirit for growth, or our appetite for risk. The renewed focus only sharpens our vision of what opportunities best fit our core expertise, and therefore what opportunities are most likely to succeed. The payday advance product is a great example of a new idea closely aligned with our core expertise. So are the expansion of retail activity at Harvey & Thompson and the introduction of variable loan terms at Svensk Pantbelåning. None of these ideas are immune to risk. But these are risks we know how to manage. Risks, if manifested, should only result in lost opportunity, not a loss of capital.

So, do we believe a "return to our roots" strategy can drive long-term share appreciation? Will the traditional pawn business continue growing within the neighborhoods we now dominate? Are there enough new opportunities aligned with our core expertise to provide sustainable earnings growth at a rate coveted by value investors? Is our story exciting enough to energize new institutional investors recently stung by two years of widespread portfolio declines?

These are questions you should be asking us — questions we are definitely asking ourselves. The answers are not easy and the future is not crystal clear. What we can tell you with certainty is that our story has been simplified by narrowing the breadth of business activities and reducing the number of moving parts. The market we serve and the products we provide are easy to grasp — no fancy technology, no revolutionary business ideas. We operate a cash flow business demanding focus and everyday execution.

"The renewed focus only sharpens our vision of what opportunities best fit our core expertise."

Demand for pawn loans should strengthen as the economy readjusts to more traditional GDP growth rates. New opportunities for additional products and services are clearly within our reach. Money transfer, check cashing, bill payment, prepaid telephone service and refund anticipation loans are all included in a growing list of opportunities. The goal is to subtly transform the image of our operating unit from a pure pawnshop outlet to a neighborhood financial service center.

Strengthening loan demand and new products alone will not drive the growth we need. We must also extend our geographic reach into markets not currently served by Cash America. Options for expansion include opening new units, further consolidation within the pawnshop industry and even the acquisition of independent payday advance companies. We will be considering all these options in 2002.

The excitement in our story will come with execution and performance. We are clear about the challenges ahead of us.

Thanks for your continuing support.

Daniel R. Feehan
Chief Executive Officer

Customers First

Cash America's customers are hard at work, providing essential services to our community. The road crews, landscaping people, fast food workers, and the house framers. People of all walks of life rely on Cash America. They either choose not to deal with banks or are unable to because of past credit history, their daily schedule, the inconvenience or small loan size.

This is no small segment of the population. Nearly one-third of the people in our communities fit into this category, and their numbers are growing. Cash America continues to meet their needs by revolutionizing the pawn industry. And we've done it with an age-old idea — customer service. We've created large, clean, well-lit locations, and staffed them with professionals. Friendly and knowledgeable people fill each of our 473 locations throughout the U.S. and abroad. Loan customers as well as shopping customers feel good about coming to Cash America.



Cash America was formed in 1984, and quickly became the first large, publicly owned, multi-unit operator of pawnshops. In the process of pioneering top-rate customer service in an industry usually portrayed as anything but professional, Cash America has proved that image wrong, while emerging as the market leader.

Innovative People & Technology

Refocusing on our core lending business is the collective mission of everyone at Cash America. Proprietary training programs for store personnel help create a real and consistent point of difference for us with our customers. And our entire operations management team are all graduates of our initial manager training program, which helps build a dynamic and exciting customer-based atmosphere that allows us to grow and develop from within. The result is over 3,000 people with a singular purpose: to serve our customers better than any competitor can or will.

Pre-Tax Income from Continuing Operations
As of December 31
(in millions of dollars)



$25
$20
$15
$10
$5
0
98
99
00
01

While we have made the commitment to refocus on our core business, that in no way is meant to limit our pioneering approach to this industry. Anything that strengthens our relationship with our customer is a welcomed innovation. As a result of that thinking, Cash America has developed and operates a sophisticated computer network. It is a proprietary tool that is unique to Cash America. It helps Cash America serve



Financial Highlights

Cash America

(Dollars in thousands, except per share data)

	2001	2000	1999
Operations – years ended December 31 (a)			
Total revenue	**$ 355,929**	$ 346,360	$ 362,895
Income from operations before depreciation and amortization	**47,234**	46,073	53,323
Income from operations	**30,605**	29,715	34,746
Income from continuing operations (b)	**$ 12,725**	$ 701	$ 3,947
Income from continuing operations per share – Diluted	**$ .51**	$ .03	$ .15
Net income (loss) (b)	**$ (5,906)**	$ (1,730)	$ 3,876
Net income (loss) per share – Diluted	**$ (.24)**	$ (.07)	$ .15
Dividends per share	**$ .05**	$ .05	$ .05
Balance Sheets – at December 31			
Earning assets	**$ 179,982**	$ 176,799	$ 189,768
Total assets	**382,890**	378,233	417,623
Total debt	**171,782**	170,464	202,366
Stockholders' equity	**168,431**	178,458	186,940
Current ratio	**4.5x**	6.9x	7.5x
Debt to equity ratio	**102.0%**	95.5%	108.3%
Common shares outstanding (c)	**24,662,315**	24,717,457	25,226,382

(a) In September 2001, the Company announced plans to exit the rent-to-own business. The amounts for the years 1999 through 2001 were restated to reflect this business as discontinued operations.

(b) See "Management's Discussion and Analysis of Results of Operations and Financial Condition" for amounts related to discontinued operations, gains from disposals of assets, equity in losses of unconsolidated subsidiaries and other items for the years 1999 through 2001.

(c) Includes 70,469 shares, 59,611 shares, and 46,388 shares in 2001, 2000, and 1999, respectively, held in the Company's Nonqualified Savings Plan.

Contents





Lending Locations As of December 31,

DOMESTIC	**2001**	**2000**	**1999**	**1998**	**1997**
Texas	174	178	179	177	144
Florida	62	62	61	60	58
Tennessee	28	28	28	28	22
Georgia	20	21	21	22	21
Louisiana	20	20	20	20	19
Oklahoma	17	21	21	21	17
Missouri	16	16	16	16	16
Indiana	13	16	16	14	14
Illinois	11	8	7	5	
North Carolina	10	11	11	11	10
Alabama	9	9	10	10	9
Kentucky	9	9	9	9	9
South Carolina	7	7	7	8	7
Utah	7	7	7	7	5
Ohio	6	6	6	6	1
Colorado	5	5	5	5	1
Kansas	2	1			
Nebraska	1	1			
Total Domestic	**417**	**426**	**424**	**419**	**353**
INTERNATIONAL					
United Kingdom	45	42	42	39	38
Sweden	11	11	11	11	11
Total Foreign	**56**	**53**	**53**	**50**	**49**
Total Lending Locations	**473**	**479**	**477**	**469**	**402**



To All Fellow Shareholders:



Cash America

The narrative pages of this annual report herald Cash America's return to the comfortable familiarity of our traditional core lending business, a theme we have discussed both internally and externally during the course of the past year. The broad-based diversification strategy adopted in the mid-90s leading to unsuccessful investments in both innoVentry and Rent-A-Tire has now been abandoned in favor of directing our full focus on the core competency of providing short-term loans to that loyal and friendly customer base we have served since inception. Johann von Goethe, the eighteenth-century poet and philosopher, captured our sentiment when he wrote, "He is happiest, be he king or peasant, who finds peace in his home." The renewed commitment toward our traditional lending business is a homecoming of sorts, and we have enjoyed an early taste of the peace it provides. The ultimate happiness of this simpler approach will rest on our ability to enhance the traditional business model and craft a successful growth strategy for increasing shareholder value.

Earnings per Share Continuing Operations
(excluding unusual non-operating items)



$0.25
$0.20
$0.15
$0.10
$0.05
0
00 01
Q1
Q2
Q3
Q4

Refocusing management time and energy in 2001 on meeting the loan demands of our customers dovetailed nicely with the slowdown of the U.S. and European economies. After watching loan demand wither during the unprecedented prosperity of the late 1990s, we began to see our traditional customers borrow at a brisker pace in 2001, reflecting a tightening in the job market and weakening of consumer confidence. Remember, the most profitable customer segment for Cash America is *employed* blue-collar workers. We do not benefit from wide-scale layoffs or extended periods of unemployment for these customers over the long term. Our business does benefit when these customers find themselves working fewer hours per week. Fewer hours yield less discretionary spending and interrupt the weekly family budget. We provide a safety net for these customers to handle an unexpected cash flow disruption until they can either adjust their family budget or find an opportunity to replace the lost hours. Those opportunities proved to be ever more elusive for our customers throughout 2001.

The slowing global economy has also aided earnings by precipitating interest rate cuts in all of our credit markets. We not only enjoyed the benefits of lower rates in 2001, but we also captured the savings from debt levels that were reduced by the careful management of earning assets. The operating efficiency of our earning assets has been an early dividend of the sharper focus on day-to-day competencies in all lending segments.

Perhaps the most exciting development of 2001 was the gathering momentum of our unsecured, short-term cash advance product now offered in most of our shops in the U.S. and England. This product, commonly referred to as a payday advance in the U.S. and deferred presentment in England, has exploded in popularity over the past decade. Cash America first began offering this product in late 1998 on a very limited basis in a handful of locations. This limited launch provided us the opportunity to learn the nuances of this product and study the needs and habits of its customers. With a firsthand working knowledge of a new product, we gained the requisite confidence in 1999 to begin developing systems and training programs for a broad distribution of payday advances throughout our U.S. shop network. A moderately paced rollout plan was launched in mid-2000 and completed in mid-2001.

We began to hit full stride with the payday advance product in the fourth quarter of 2001 registering weekly loan volumes as high as $2 million in the weeks between pay periods. This level of lending volume provided the scale we needed for reaching profitability in the fourth quarter. Barring interference from any regulatory or legislative body, our payday advance volume in 2002 could approach $100 customers better, and it functions as an effective business tool. By linking every location throughout the United States, Cash America management can monitor and control lending, while addressing changes in identifiable trends in the value of collateral items. These systems allow Cash America's customers to receive the best value for items used as collateral to meet their cash needs while maintaining consistency in lending practices.

Another innovation has been the increased popularity of short-term cash advances to customers. This product is designed to meet the borrower's need for cash in the short period of time before the next paycheck. These cash advances are unsecured and are based on the customer's promise to pay, specified credit criteria and a personal check representing the amount due at maturity. Consumer demand for this cash advance product has been strong and Cash America intends to meet this demand in a professional manner. Cash America personnel throughout the United States are well versed in this cash advance product available in 386 locations as of year-end 2001.

The hard work and innovative thinking of over 3,000 employees worldwide help keep Cash America the leader in the marketplace.


Cash America PAWN
CRAFTSMAN

The Heart of Our Business

At the heart of Cash America's lending activities is the secured non-recourse loan, known more commonly as a pawn loan.

Small loans to individuals supported by items of personal assets have been a part of history since currency was first accepted in exchange for goods and services. Today it is estimated that there are over 10,000 businesses offering pawn loans in the United States alone, and similar business transactions are conducted in almost every country in the world.

Collateral Merchandise Mix

Year ended December 31, 2001



56% Jewelry
23% Electronics
9% Tools
7% Other
5% Musical Instruments

Customers enjoy the fast, efficient and confidential nature of a Cash America pawn loan. When a customer needs cash immediately to pay an automobile repair bill, doctor visit or make do during a work interruption, Cash America provides a convenient opportunity for a short-term loan to meet that need. In all cases, the customer simply brings a common item of personal property to a Cash America location where it will be held in the customer's name as collateral for a short-term loan. Loans made in the United States average about $70 and are typically for 90 days, but the average days outstanding is about 50 days. Loans originated in foreign lending locations are for six months. The item of collateral is safely stored on the borrower's behalf until it is redeemed through the payment of the principal and fees owed under the terms of the loan contract. In the United States, approximately seven out of every ten loans are redeemed and the merchandise is returned to the customer. Overseas, this redemption ratio is about nine out of every ten loans made.



While the customer has the opportunity to redeem the collateral, there is no obligation to do so. Unlike traditional financial lenders, Cash America is pleased to welcome the customer back and make a new loan to that customer based on the value of a new item of collateral.

If the loan is not redeemed, the collateral becomes the property of Cash America. In these instances, Cash America makes the item of merchandise available for sale to the general public in a retail setting much like a small department store. Cash America has the advantage of 417 locations in 18 states to efficiently dispose of unredeemed loan collateral. This broad regional diversification differentiates Cash America from other industry participants. Shoppers seeking a good price on previously owned goods enjoy Cash America's clean, well-organized retail environment.

What are they bringing in for collateral? In about one-half of the loan transactions in the United States, the collateral takes the form of gold and diamond jewelry, although other items such as televisions, stereos, lawnmowers and tools may be pledged to support a loan. The average loan size in the United States is


PAYDAY LOANS
Stereos
Televisions
PAYDAY LOANS
The Easiest Way To Fast Cash!
Convenient
No Hassles
CashAmerica

about $70. Overseas, loans are secured mostly with jewelry, and the average size loan is larger than in the United States. In many cases collateral from unredeemed loans originating overseas can be sold at public auction, eliminating the need for on-site disposition activities.

Composition of Net Revenue

Year ended December 31, 2001


56% Finance & Service Charges
39% Profit on Merchandise
3% Other Lending Fees & Royalties
2% Check Cashing

In Full Bloom

We've refocused our efforts, our company's full resources, back to our core lending operation. Over the years, Cash America has developed a unique and successful approach to the pawn industry. That approach includes helpful, customer-friendly employees, clean, well-lit environments, advanced technology, proprietary training programs, and innovative thinking. All these things combine to create growth and real value for our customers, employees, management and shareholders.

Lending Operations Review

Domestic Markets: Revitalized

The overall economic slowdown in the United States in 2001 led to increased loan demand for Cash America. Our business was revitalized, following a long period of economic growth and prosperity in the country during the preceding years.

Cash America worked successfully in 2001 to service the increase in demand and to take full advantage of the shifting economic climate, while still maintaining our high standard of customer service and innovation. One good example is Cash America's efforts to focus on the introduction and refinement of advanced delivery systems for our short-term cash advance product. The product is now available in 386 locations, in 15 states. Demand for short-term cash advances rose significantly in 2001, complementing the rise in demand for traditional pawn loans.

Cash America also experienced increased demand for merchandise, as customers once again sought value in pre-owned merchandise. Throughout the country, we welcomed increasing customer activity with our inviting stores and superior customer service.

Geographically, the company was also well positioned to react to increased business. Cash America has the industry's largest and most diverse footprint in the United States. Our domestic lending operations now serve 40 markets in 18 states, through 404 owned and 13 franchised locations.

As we move forward, Cash America is focused on continuing to raise the bar in terms of operations and customer service, and we will remain the leader in offering credit to a large and expanding segment of the U.S. population.



Salt Lake City (7)
Denver (1)
Colorado Springs (3)
Pueblo
Omaha
Kansas City (11)
Wichita
Tulsa (5)
Oklahoma City (12)
Lubbock (3)
Abilene
El Paso
Midland/
Odessa (7)
Dallas/Fort Worth (36)
Shreveport (2)
Monroe
Waco (2)
Tyler (2)
Killeen (3)
Austin (20)
Houston (44)
Baton Rouge (3)
San Antonio (19)
New Orleans (9)
Laredo (3)
Corpus Christi (5)
McAllen/Brownsville (2)
Chicago (9)
Fort Wayne (3)
Indianapolis (9)
Cincinnati (6)
St. Louis (5)
Louisville (9)
Nashville (5)
Memphis (22)
Birmingham (4)
Atlanta (13)
Greensboro
Winston Salem (2)
Charlotte (6)
Greenville (3)
Charleston (4)
Savannah (5)
Mobile (4)
Pensacola (3)
Jacksonville (10)
Daytona Beach (2)
Orlando (14)
Tampa/
St. Petersburg (15)
West Palm Beach (5)
Ft. Lauderdale (2)
Miami (2)

Cash America

Composition of Operating Income-Lending Operations

Year ended December 31, 2001



71% United States
16% United Kingdom
13% Sweden

Products and items depicted on this and preceding pages are representative of the previously owned merchandise offered for resale by Cash America. The manufacturers of these items do not in any way sponsor or promote Cash America.

International Markets: A World of Difference

Cash America is the only U.S. company in the industry with significant operations overseas. In 1992, Cash America acquired the oldest and largest chain of pawnshops in the United Kingdom, Harvey & Thompson, Limited. We have been careful to respect the longstanding traditions in the United Kingdom, while introducing new ideas and the high level of customer service and innovation that we have achieved in the United States. For example, traditionally, forfeited merchandise is sold at auction in the United Kingdom. However, the team at Harvey & Thompson successfully introduced the concept of retail sales of pre-owned jewelry into almost all their locations over the last two years.

Harvey & Thompson Ltd.

Customers of Harvey & Thompson have responded favorably to the changes, as evidenced by the significant increase in year-over-year financial performance in 2001. These positive results have allowed us to raise our presence in Liverpool by acquiring three new stores there, raising the total to 45 stores across the United Kingdom.

To the north is Svensk Pantbelåning, operating the largest chain of secured non-recourse lending locations in Scandinavia. Based in Stockholm, Sweden, they have been serving customers for over 100 years, and joined the Cash America family in 1994. Svensk Pantbelåning operates a total of 11 locations throughout Sweden, including some of the single largest shops in terms of loan balances in our entire organization. Specializing in jewelry, Svensk Pantbelåning's professional staff are among the most knowledgeable. That helped to make a world of difference for Cash America as we took full advantage of a welcomed turnaround in combined foreign operating results in 2001.

SVENSK PANTBELÅNING


HARVEY & THOMPSON PAWNBROKERS
Dundee
Edinburgh
Glasgow (2)
New Castle
Bradford
Blackpool
Manchester
Liverpool (4)
ENGLAND
Walsall
Birmingham
Dudley
Coventry
WALES
London (26)
Slough
Brighton
Gillingham
SVENSK PANTBELÅNING
SVERIGE
50
ÖRE
SWEDEN
Uppsala
Stockholm (4)
Västerås
Örebro
Södertälje
Göteborg
Malmö (2)

GENERAL

The Company is a provider of specialty financial services to individuals in the United States, United Kingdom and Sweden. The Company offers secured non-recourse loans, commonly referred to as pawn loans, to individuals through its lending operations. The pawn loan portfolio generates finance and service charges revenue. A related but secondary source of revenue is the disposition of merchandise, primarily collateral from unredeemed pawn loans. As an alternative to a pawn loan, the Company offers small consumer cash advances in selected lending locations and on behalf of a third-party financial institution in other locations. The Company also provides check cashing services through its franchised and company owned Mr. Payroll® manned check cashing centers.

The Company expanded its lending operations during the three years ended December 31, 2001, by adding a net 4 locations. It acquired 10 operating units, established 7 locations, and combined or closed 18 locations. In addition, 12 franchise units were opened, including 3 company owned locations that were sold to a franchisee, and 4 units were closed. As of December 31, 2001, the Company's lending operations consisted of 473 lending units (404 owned units and 13 franchised units in 18 states in the United States, 45 jewelry-only units in the United Kingdom, and 11 loan-only and primarily jewelry-only units in Sweden).

As of December 31, 2001, Mr. Payroll operated 127 franchised and 7 company owned manned check cashing centers in 20 states. In March 1999, the Company disposed of a majority interest in innoVentry Corp. ("innoVentry"), its automated check cashing machine business. The Company deconsolidated innoVentry and began using the equity method of accounting for its investment and its share of the results of innoVentry's operations. In February 2001, innoVentry sold additional voting preferred stock, reducing the Company's ownership and voting interest to 19.3%. Thereafter, the Company began using the cost method of accounting for its investment in innoVentry. innoVentry ceased business operations in September 2001 due to its inability to raise additional financing. Since the Company's investment in and advances to innoVentry were written down to zero in 2000, innoVentry's decision to cease operations had no effect on the Company's consolidated financial position or results of operations.

DISCONTINUED OPERATIONS

In September 2001, the Company announced plans to exit the rent-to-own business in order to focus on its core business of lending activities. The Company's subsidiary, Rent-A-Tire, Inc. ("Rent-A-Tire") provides new tires and wheels under a rent-to-own format to customers seeking this alternative to a direct purchase. The Company initiated the plan to close 21 Rent-A-Tire operating locations and sell the remaining 22 units. It expects the plan to be completed before September 2002.

Pursuant to Accounting Principles Board Opinion No. 30 "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," the consolidated financial statements of the Company have been reclassified to reflect the planned disposal of the rental business segment. Accordingly, the revenues, costs and expenses, assets, and cash flows of Rent-A-Tire have been segregated in the Consolidated Balance Sheets, Consolidated Statements of Operations and Consolidated Statements of Cash Flows. The net operating results, net assets and net cash flows of this business segment have been reported as "Discontinued Operations" in the accompanying consolidated financial statements. The loss from discontinued operations does not include any interest expense since the Company does not anticipate that debt will be assumed by the buyer.

The Company recorded an $18.6 million loss from discontinued operations (net of a tax benefit of $9.0 million) during 2001. The 2001 net loss includes $11.0 million of net loss from discontinued operations for the period prior to September 1, 2001 (the effective date of the exit plan), $3.0 million of estimated net operating losses during the phase-out period, and a $4.6 million estimated net loss on the sale of remaining assets. The estimated net losses during the phase-out period reflect various costs associated with the closure of 21 Rent-A-Tire locations as well as the estimated net earnings of the rental business segment prior to the sale of its remaining units.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Results of Operations and Financial Condition are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, merchandise held for disposition, allowance for losses on advances, long-lived and intangible assets, income taxes, contingencies and litigation. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue recognition. The Company accrues finance and service charges revenue on all pawn loans that the Company deems collectible based on historical loan redemption statistics. Pawn loans written during each calendar month are aggregated and tracked for performance. Loan transactions terminate upon redemption, renewal, or forfeiture of the loan collateral and are tracked by the number of days the loan was outstanding. The gathering of this data allows the Company to analyze the characteristics of its outstanding pawn loan portfolio and estimate the expected collection of finance and service charges. In the event the performance of the loan portfolio differs significantly, positively or negatively, from expectations, revenue for the next reporting period would be likewise affected.

Merchandise held for disposition. Merchandise held for disposition consists primarily of forfeited collateral from pawn loans not repaid. The carrying value of the forfeited collateral is stated at the lower of cost (cash amount loaned) or market. Management provides an allowance for shrinkage and valuation based on its evaluation of the merchandise. Because pawn loans are made without the borrower's personal liability, the Company does not investigate the creditworthiness of the borrower, but evaluates the pledged personal property as a basis for its lending decision. The amount the Company is willing to finance is typically based on a percentage of the pledged personal property's estimated disposition value. The sources for the Company's determination of the estimated disposition value are numerous and include the Company's automated product valuation system as well as catalogues, blue books, newspapers and previous experience with similar items. The Company performs a physical count of its merchandise in each location on a cyclical basis and reviews the composition of inventory by category and age in order to assess the adequacy of the allowance. Adverse changes in the disposition value of the Company's merchandise may result in the need to increase the valuation allowance.

Allowance for losses on small consumer cash advances. The Company maintains an allowance for losses on small consumer cash advances at a level estimated to be adequate to absorb future credit losses inherent in the outstanding advance portfolio. The Company's cash advance product primarily services a customer base of non-prime borrowers. These advances are typically offered for a term of 7 to 31 days. Cash advances written during each calendar month are aggregated and tracked for performance. The Company stratifies the outstanding portfolio by age, delinquency, and stage of collection when assessing the adequacy of the allowance for losses. Increased defaults and credit losses may occur during a national or regional economic downturn, or could occur for other reasons, resulting in the need to increase the allowance. The Company believes it effectively manages these risks by using a credit scoring system and by closely monitoring the performance of the portfolio. Advances are charged off once they become 60 days past due or sooner, if deemed uncollectible.

Valuation of long-lived and intangible assets. The Company assesses the impairment of long-lived and intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important which could trigger an impairment review include the following: significant underperformance relative to expected historical or projected future cash flows; significant changes in the manner of use of the acquired assets or the strategy for the overall business; and significant negative industry trends. When management determines that the carrying value of long-lived and intangible assets may not be recoverable, an impairment is measured based on the excess of the assets' carrying value over the estimated fair value.

Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" is effective as of January 1, 2002, and as a result, the Company will cease to amortize goodwill for fiscal 2002. In lieu of amortization, the Company is required to perform an initial impairment review of goodwill and an annual impairment review thereafter. The Company expects to complete the initial review during the first six months of 2002. Management currently does not expect to record an impairment charge upon completion of the initial impairment review. However, there can be no assurance that at the time the review is completed an impairment charge will not be recorded.

Income taxes. As part of the process of preparing the consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it operates. This process involves estimating the actual current tax exposure together with assessing temporary differences in recognition of income for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the Company's consolidated balance sheet. Management must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent it believes that recovery is not likely, it must establish a valuation allowance. An expense must be included within the tax provision in the statement of operations for any increase in the valuation allowance for a given period.

Management judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. The Company has recorded a valuation allowance of $7.6 million as of December 31, 2001, due to uncertainties related to the ability to utilize a portion of the deferred tax assets resulting from capital losses. The valuation allowance is based on Company estimates of capital gains expected to be recognized during the period over which the capital losses may be used to offset such gains. In the event that the Company was to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should the Company determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

RESULTS OF OPERATIONS

Year Ended 2001 Compared to Year Ended 2000

Consolidated Net Revenue. Consolidated net revenue increased 5.1%, or $9.9 million, to $204.9 million during 2001 from $195.0 million during 2000. The following table sets forth 2001 and 2000 net revenue results by operating segment ($ in millions):

	2001	2000	Increase (decrease)	
Domestic lending	$ 177.0	$ 167.6	$ 9.4	5.6%
Foreign lending	24.5	24.2	0.3	1.2%
Total lending	201.5	191.8	9.7	5.1%
Check cashing	3.4	3.2	0.2	6.3%
Consolidated	$ 204.9	$ 195.0	$ 9.9	5.1%

The Company's domestic lending operations generated the majority of the increase in consolidated net revenue. Higher disposition of merchandise combined with the continued improvement in the margin on disposition of merchandise and the expansion of the Company's small consumer cash advance product accounted for the higher net revenue.

The components of net revenue are finance and service charges from pawn loans, which decreased $.8 million; net revenue from the disposition of merchandise, which increased $5.5 million; other domestic lending fees and franchise royalties, which increased $5.0 million; and check cashing fees and royalties, which increased $.2 million.

Finance and Service Charges. The following is a summary of finance and service charges related to pawn loans by operating segment for 2001 and 2000 ($ in millions):

	2001	2000	Increase (decrease)	
Domestic lending	$ 92.7	$ 92.0	$ 0.7	0.8%
Foreign lending	21.2	22.7	(1.5)	(6.6%)
Total	$ 113.9	$ 114.7	$ (0.8)	(0.7%)

Variations in finance and service charges on pawn loans are caused by changes in the average balance of pawn loans outstanding, the annualized yield of the pawn loan portfolio, and the effects of translation of foreign currency amounts into United States dollars. The following table identifies the impact that each of these factors had on the total change in finance and service charges ($ in millions):

	Average Balance Outstanding	Loan Yield	Total Before Foreign Translation	Foreign Translation	Total
Domestic lending	$ 1.9	$ (1.2)	$ 0.7	$ —	$ 0.7
Foreign lending	(1.4)	1.5	0.1	(1.6)	(1.5)
Total	$ 0.5	$ 0.3	$ 0.8	$ (1.6)	$ (0.8)

Excluding the negative effects of foreign currency translation adjustments, the company-wide average balance of pawn loans outstanding was 1.1% lower during 2001 than 2000. On a segment basis, the average balances of pawn loans were 2.0% higher and 6.1% lower for the domestic and foreign lending operations, respectively. The increase in the average balance of domestic pawn loans outstanding was driven by a 1.4% growth in the average number of pawn loans outstanding during 2001 coupled with a 0.7% increase in the average amount per loan. Management believes that the increase in the number of domestic pawn loans was partly attributed to changes in the U.S. economy that were conducive to an increase in loan demand, and it anticipates a continued increase in loan demand in 2002. The average balance of pawn loans outstanding denominated in their local currencies decreased 7.6% and 3.8% in the United Kingdom and Sweden, respectively. Foreign loan demand continues to be weaker as the average number of pawn loans outstanding in both the United Kingdom and Sweden declined 5.3% and 6.6%, respectively. Average amounts per loan were 2.4% lower in the United Kingdom and 3.1% higher in Sweden.

Excluding the negative effects of foreign currency translation adjustments, the consolidated annualized loan yield, which represents the blended result derived from the distinctive loan yields realized from operations in the three countries, was 96.5% in 2001, compared to 94.8% in 2000. Although there was a slight decrease in the domestic annualized loan yield to 121.8% for 2001, compared to 123.3% for 2000, the blended yield on average foreign pawn loans outstanding increased to 52.4% in 2001 compared to 49.0% in 2000. All of the increase in the blended yield occurred in the United Kingdom and was caused by a combination of higher loan redemption rates and higher returns on the disposition of unredeemed collateral at auction.

Foreign source finance and service charges were reduced by $1.6 million in 2001 due to negative currency translation adjustments resulting from the continued strengthening of the United States dollar against both foreign currencies. The weighted average exchange rates used for translating earnings into United States dollars for the British pound sterling and Swedish kronor were 4.8% and 13.0% lower, respectively, during 2001 compared to 2000. Management anticipates continued unfavorable translation adjustments for both the pound and the kronor during the early periods of fiscal 2002.

Net Revenue from the Disposition of Merchandise. Net revenue from the disposition of merchandise represents the proceeds received from the disposition of merchandise in excess of the cost of merchandise disposed. The combination of increased proceeds and higher margin resulted in a $5.5 million, or 7.4%, increase in net revenue from the disposition of merchandise. The following table summarizes by operating segment the change in the proceeds from the disposition of merchandise and the related net margin for 2001 compared to 2000 ($ in millions):

	Increase (decrease)			
	Disposition Proceeds	% Change	Net Margin	% Change
Domestic lending	$ 4.1	1.9%	$ 3.7	5.0%
Foreign lending	1.0	11.6%	1.8	250.5%
Total	$ 5.1	2.3%	$ 5.5	7.4%

Proceeds from the disposition of merchandise were 2.3%, or $5.1 million, higher than in 2000, primarily due to a slight increase in volume of items sold in the domestic lending locations and an increase in the disposition of scrap gold jewelry. Also, the United Kingdom continued to emphasize the disposition of merchandise in their locations. The consolidated merchandise turnover rate increased to 2.6 times during 2001 from 2.5 times during 2000, and the margin on disposition of merchandise increased to 34.8% in 2001 from 33.2% in 2000. Excluding the effect of the disposition of scrap jewelry, the margin on disposition of merchandise increased to 36.5% in 2001 from 35.3% in 2000 due to a lower average cost of merchandise disposed. The margin on disposition of scrap jewelry was 11.7% in 2001 compared to 2.6% in 2000 due to a lower average cost per ounce for domestic dispositions.

Other Lending Fees and Royalties. Other lending fees and royalties increased $5.0 million in 2001 as compared to 2000. The increase resulted from the expansion of the small consumer cash advance product during 2001 that was available in 386 domestic lending units at the end of 2001, including 315 units that offer the product on behalf of a third-party financial institution (the "Bank"), which pays the Company a fee for its administrative services. (Although these cash advance transactions may take the form of loans or deferred check deposit transactions, the transactions are referred to throughout this discussion as "advances" for convenience.)

Advances written increased $38.9 million to $49.0 million in 2001 from $10.1 million in 2000. The $49.0 million in advances written in 2001 includes $37.4 million extended to customers by the Bank. The average amount per advance increased to $261 from $187. The combined portfolio of advances generated $7.9 million in revenue during 2001 compared to $1.3 million in 2000. Included in "Other lending fees and royalties," in the Company's consolidated statements of operations, is $6.0 million and $1.2 million in revenue from the Company's portfolio and fees for administrative services performed for the Bank for 2001 and 2000, respectively. The outstanding combined Company and Bank portfolio of short-term advances increased $5.2 million to $6.8 million at December 31, 2001 from $1.6 million at December 31, 2000. Included in these amounts are $2.4 million and $1.0 million for 2001 and 2000, respectively, that are included in the Company's consolidated balance sheets. Against these outstanding amounts, an allowance for losses of $.7 million and $.2 million has been provided in the consolidated financial statements for December 31, 2001 and 2000, respectively. The Company plans to offer advances in 16 additional domestic locations during 2002.

Check Cashing Royalties and Fees. Check cashing revenue for Mr. Payroll increased $.2 million, or 7.0%, in 2001, while check cashing fees in the United Kingdom increased $.1 million, or 13.5% for the same period.

Operations and Administration Expenses. Consolidated operations and administration expenses as a percentage of net revenue were 77.0% in 2001 compared to 76.4% in 2000. The expenses increased $8.8 million, or 5.9%, in 2001 compared to 2000. Domestic lending expenses increased $8.8 million, primarily as a result of higher personnel costs and increased expenses of $3.1 million related to the short-term cash advance product. Higher expenses for the advances product were primarily a result of advertising and promotion costs and increased provision for losses for the portfolio due to its increased size. Foreign lending operations expenses increased $.1 million primarily due to an increase in the number of locations in the United Kingdom. Mr. Payroll's expenses decreased $.1 million in 2001 compared to 2000, primarily as a result of lower losses on returned checks.

Depreciation and Amortization. Depreciation and amortization expenses as a percentage of net revenue were 8.1% in 2001 compared to 8.4% in 2000. Total depreciation and amortization expenses increased $.3 million, or 1.7%. Depreciation of additional equipment and kiosks for Mr. Payroll and depreciation for additions to computer systems in the United Kingdom account for the increase. Effective January 1, 2002, the Company will adopt SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, all goodwill and other intangible assets having an indefinite useful life will no longer be amortized to earnings. See Note 2 of Notes to Consolidated Financial Statements.

Interest Expense. Net interest expense as a percentage of net revenue declined to 4.7% in 2001 from 6.7% in 2000. The amount decreased a net $3.5 million, or 26.5%, due to the effect of lower blended borrowing costs and a 7.1% reduction in the Company's average debt balance. The effective blended borrowing cost decreased to 5.4% in 2001 from 6.9% in 2000. The average amount of debt outstanding decreased during 2001 to $176.4 million from $189.9 million during 2000. A lower average pawn loan balance during the year, improved operating performance in the United Kingdom, and the receipt of insurance proceeds in late 2000 from claims resulting from tornado damage to the corporate headquarters in March 2000 were factors contributing to the lower debt balance.

Other Items. Effective January 1, 2001, the Company implemented SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and its corresponding amendments under SFAS No. 138. The adjustments to fair values of interest rate cap agreements during 2001 resulted in a loss of $.6 million that is recorded in "Loss from derivative valuation fluctuations" in the Company's Consolidated Statements of Operations in 2001. See Note 6 of Notes to Consolidated Financial Statements. In prior years, the amortization of the cost of interest rate cap agreements was included in interest expense.

During 2000, the Company recorded a $9.7 million gain from the settlement of the insurance claim resulting from the severe damage to its corporate headquarters in Fort Worth, Texas by a tornado in March 2000. Income tax expense of $3.4 million related to the gain is included in the provision for income taxes.

In 2000, the Company's share of innoVentry's net losses was $15.6 million and the Company's gain resulting from innoVentry's issuance of its own stock was $.1 million. No additional gains or losses have been recorded since June 30, 2000. The Company has accounted for its 19.3% voting interest in innoVentry by the cost method since February 2001. innoVentry ceased business operations in September 2001 due to its inability to raise additional financing. Since the Company's investment in and advances to innoVentry were written down to zero in 2000, innoVentry's decision to cease operations had no effect on the company's consolidated financial position or results of operations. See Note 4 of Notes to Consolidated Financial Statements.

Income Taxes. The Company's effective tax rate for 2001 was 37.7%. The Company's consolidated effective tax rate was impacted in 2000 by the effect of the valuation allowance provided for the deferred tax assets arising from the Company's equity in the losses of innoVentry. Including the effect of the valuation allowance provided, the Company recognized no net deferred tax benefits in 2000 from its equity in the losses of innoVentry. Excluding the effects of the items related to the Company's investment in innoVentry and their related tax effects, the Company's consolidated effective tax rate was 38.3% for 2000.

Income from Continuing Operations. Diluted income from continuing operations per share was $.51 for 2001, compared to $.03 for 2000. Excluding various non-operating unusual items, adjusted diluted income from continuing operations per share increased to $.52 for 2001 from $.38 for 2000.

Supplemental information regarding the effects of the unusual items is as follows (in millions, except per share data):

	2001	2000
Income from continuing operations before income taxes	$ 20.4	$ 10.8
Less unusual items —		
Loss from derivative valuation fluctuations	0.6	—
Gain from disposal of assets	—	(9.7)
Equity in loss of unconsolidated subsidiary	—	15.6
Gain from issuance of subsidiary's stock	—	(0.1)
Income from continuing operations before unusual items and income taxes	$21.0	$ 16.6
Income from continuing operations after tax excluding unusual items	$13.1	$ 9.9
Income from continuing operations after tax excluding unusual items per share – Diluted	$0.52	$ 0.38

Year Ended 2000 Compared to Year Ended 1999

Consolidated Net Revenue. Consolidated net revenue decreased 4.1%, or $8.3 million, to $195.0 million during 2000 from $203.3 million during 1999. The following table sets forth 2000 and 1999 net revenue results by operating segment ($ in millions):

	2000	1999	Increase (decrease)	
Domestic lending	$ 167.6	$ 172.2	$ (4.6)	(2.7)%
Foreign lending	24.2	27.4	(3.2)	(11.7)%
Total lending	191.8	199.6	(7.8)	(4.0)%
Check cashing	3.2	3.7	(0.5)	(13.5)%
Consolidated	$ 195.0	$ 203.3	$ (8.3)	(4.1)%

Weakened domestic loan demand and a lower United Kingdom loan yield contributed to the lower net revenue. The United Kingdom loan yield was impacted by the combination of lower redemption rates and lower returns on the disposition of unredeemed collateral at auction.

The components of net revenue are finance and service charges from pawn loans, which decreased $8.4 million; net revenue from the disposition of merchandise, which declined $.5 million; other domestic lending fees and franchise royalties, which increased $1.1 million; and check cashing fees and royalties, which decreased $.5 million.

Finance and Service Charges. The following is a summary of finance and service charges related to pawn loans by operating segment for 2000 and 1999 ($ in millions):

	2000	1999	Increase (decrease)	
Domestic lending	$ 92.0	$ 97.5	$ (5.5)	(5.6)%
Foreign lending	22.7	25.6	(2.9)	(11.3)%
Total	$114.7	$ 123.1	$ (8.4)	(6.8)%

The following table identifies the impact of underlying factors on the total change in finance and service charges ($ in millions):

	Average Balance Outstanding	Loan Yield	Total Before Foreign Translation	Foreign Translation	Total
Domestic lending	$ (6.3)	$ 0.8	$ (5.5)	$ —	$ (5.5)
Foreign lending	0.7	(1.8)	(1.1)	(1.8)	(2.9)
Total	$ (5.6)	$ (1.0)	$ (6.6)	$ (1.8)	$ (8.4)

During 2000, the company-wide average balance of pawn loans outstanding was 5.9% lower than during 1999. Lower average balances outstanding tend to result in lower amounts of finance and service charges. Excluding the negative effects of foreign currency translation adjustments, the company-wide average balance of pawn loans outstanding was 3.0% lower in 2000 than during 1999. A 6.4% decline in the average balance of domestic pawn loans outstanding caused the decrease in domestic finance and service charges. The domestic decline was driven by a 5.6% reduction in the average number of pawn loans outstanding during 2000, coupled with a .9% decline in the average amount per loan. Management believes the weakened demand for pawn loans, that became evident during the second quarter of 1999, may have been partly attributable to the sustained strength in the United States economy that continued throughout most of 2000. However, the average number of domestic pawn loans outstanding during the fourth quarter of 2000 was only down 2.9% compared to the fourth quarter of 1999, leading management to believe that the weakness in pawn loan demand was dissipating. Excluding the negative effects of foreign currency translation adjustments, a 5.7% increase in the average balance of pawn loans outstanding in the United Kingdom resulted in an increase in finance and service charges. The United Kingdom increase was slightly offset by the reduction in Sweden caused by a 1.6% decline in the average balance of pawn loans outstanding.

Excluding the negative effects of foreign currency translation adjustments, the consolidated annualized loan yield was 93.4% in 2000, compared to 95.7% in 1999. This decline resulted in a decrease in finance and service charges. Although a slight increase in the domestic annualized loan yield to 123.3% for 2000, compared to 122.3% for 1999, contributed additional finance and service charges, a decline in the blended yield on foreign loans caused an offsetting decrease. The blended yield on average foreign pawn loans outstanding declined to 49.1% in 2000 compared to 52.4% in 1999. Virtually all of the reduction in the blended yield occurred in the United Kingdom and was caused by a combination of lower loan redemption rates and lower returns on the disposition of unredeemed collateral at auction.

Foreign source finance and service charges declined $1.8 million in 2000 due to negative currency translation adjustments resulting from the strengthening of the United States dollar against both foreign currencies. The weighted average exchange rates used for translating earnings into United States dollars for the British pound sterling and Swedish kronor were 6.5% and 13.6% lower, respectively, during 2000 compared to 1999.

Net Revenue from the Disposition of Merchandise. The combination of reduced proceeds and higher margin caused a $.5 million, or .7%, decrease in net revenue from the disposition of merchandise. The following table summarizes by operating segment the change in the proceeds from the disposition of merchandise and the related net margin for 2000 compared to 1999 ($ in millions):

	Increase (decrease)			
	Disposition Proceeds	% Change	Net Margin	% Change
Domestic lending	$ (11.8)	(5.1)%	$ (0.3)	(0.3)%
Foreign lending	3.1	54.4%	(0.2)	(25.7)%
Total	$ (8.7)	(3.7)%	$ (0.5)	(0.7)%

Proceeds from the disposition of merchandise were 3.7%, or $8.7 million, lower in 2000 than in 1999 primarily due to lower average merchandise levels and lower sales prices in the domestic lending operations. Same unit proceeds declined $7.6 million, including approximately $.5 million resulting from declines in foreign currency exchange rates compared to 1999 rates. The margin on disposition of merchandise increased to 33.2% in 2000 from 32.2% in 1999. Excluding the effect of the disposition of scrap jewelry, the margin on disposition of merchandise increased to 35.3% in 2000 from 34.1% in 1999 due to a lower average cost of merchandise disposed. The margin on disposition of scrap jewelry was 2.6% in 2000 compared to 1.8% in 1999. The merchandise turnover rate increased to 2.5 times during 2000 from 2.4 times during 1999. Since the end of the second quarter of 1999, management has concentrated on discounting prices, lowering the average cost of merchandise held for disposition, and reducing aggregate merchandise levels.

Other Lending Fees and Royalties. Other lending fees and royalties increased a combined amount of $1.1 million in 2000 as compared to 1999. Of the increase, $1.0 million resulted from the initiation of the cash advance product that was introduced into 330 of the domestic lending units by the end of 2000, including 187 units that offer the product on behalf of the Bank.

During 2000, $10.1 million of advances were written, including $1.4 million extended to customers by the Bank, for an average of $187 per advance. As of December 31, 2000, $1.6 million of gross advances were outstanding, including $.6 million extended to customers by the Bank that is not included in the Company's consolidated balance sheet. An allowance for losses of $.2 million, representing 23.1% of the Company's gross advances outstanding of $1.0 million, has been provided in the consolidated financial statements for 2000.

Check Cashing Royalties and Fees. Net revenue for Mr. Payroll decreased $.1 million, or 2.0%, from the prior year, while check cashing fees in the United Kingdom remained flat at $.7 million. The 1999 restructuring of the Company's check cashing machine operations and deconsolidation of innoVentry resulted in the remaining $.4 million decrease in check cashing revenue in 2000 as compared to 1999.

Operations and Administration Expenses. Due in part to the 4.1% decrease in consolidated net revenue, consolidated operations and administration expenses as a percentage of net revenue were 76.4% in 2000 compared to 73.8% in 1999. Combined operations and administration expenses decreased $1.1 million, or .7%, in 2000 as compared to 1999. This decline was driven by check cashing operations which experienced a decrease in expenses of $3.8 million as a result of the deconsolidation of innoVentry in March 1999 and losses from fraudulently cashed income tax checks included in 1999 that did not recur in 2000. This decrease was offset by domestic lending expenses, which increased $2.5 million primarily as a result of rollout costs and continuing expenses associated with the introduction of small consumer cash advances into 330 lending units. Also contributing to increases were higher personnel benefits, occupancy, and travel expenses. Foreign lending operations contributed $.2 million of the increase.

Depreciation and Amortization. Depreciation and amortization expenses as a percentage of net revenue were 8.4% in 2000 compared to 9.1% in 1999. Total depreciation and amortization expenses decreased $2.2 million, or 11.9%. The decreased expense resulted primarily from a moderation in the unit expansion of lending operations and retirements of property that occurred because of severe tornado damage to the Company's corporate headquarters in March 2000.

Interest Expense. Net interest expense as a percentage of net revenue was 6.7% in both 2000 and 1999. The amount decreased a net $.6 million, or 4.3%, due to the effect of a 7.2% reduction in the Company's average debt balance that was partially offset by higher blended borrowing costs. The average amount of debt outstanding decreased during 2000 to $189.9 million from $204.6 million during 1999. Factors contributing to the reduction were lower pawn loan and merchandise balances, and the receipt of insurance proceeds in 2000 from claims resulting from the tornado damage to the corporate headquarters. The effective blended borrowing cost increased slightly to 6.9% in 2000 from 6.7% in 1999.

Other Items. A $9.7 million gain (before income tax expense of $3.4 million) from the settlement of the insurance claims related to the tornado damage to the corporate headquarters was recorded in 2000. See Note 7 of Notes to Consolidated Financial Statements. In 1999, the Company recorded a $2.2 million gain (before income tax expense of $.8 million) from the sale of 3 lending units to a related party. See Note 16 of Notes to Consolidated Financial Statements.

Equity in loss of unconsolidated subsidiary was $15.6 million in 2000 compared to $15.2 million in 1999. The Company recorded a pre-tax gain of $.1 million from the issuance of innoVentry's common stock in 2000 compared to a pre-tax gain of $5.2 million from the issuance of innoVentry's Series A and B voting preferred stock and common stock in 1999. As of June 30, 2000, the Company's proportionate share of innoVentry's losses exceeded the carrying amount of its investment in and advances to innoVentry. Since the Company has no obligation to provide financial support to innoVentry, as of June 30, 2000 it suspended the recording of its equity in innoVentry's losses as well as gains or losses resulting from the issuance of innoVentry's common stock.

Income Taxes. The Company's consolidated effective tax rate is impacted in 2000 by the effect of the valuation allowance provided for the deferred tax assets arising from the Company's equity in the losses of innoVentry. Including the effect of the valuation allowance provided, the Company recognized no net deferred tax benefits in 2000 from its equity in the losses of innoVentry. In 1999, the effect of income taxes provided upon the deconsolidation of innoVentry was the major item influencing the consolidated effective tax rate. Excluding the effects of all items related to the Company's investment in innoVentry after deconsolidation and their related tax effects, the Company's consolidated effective tax rate increased slightly to 38.3% for 2000 from 38.2% for 1999.

Income from Continuing Operations. Diluted income from continuing operations per share was $.03 for 2000, compared to $.15 for 1999. Excluding various non-operating unusual items, adjusted diluted income from continuing operations per share decreased to $.38 for 2000 from $.56 for 1999.

Supplemental information regarding the effects of the unusual items is as follows (in millions, except per share data):

	2000	1999
Income from continuing operations before income taxes	$ 10.8	$ 13.3
Less unusual items —		
Loss from operations of innoVentry prior to deconsolidation	—	2.6
Gain from disposal of assets	(9.7)	(2.2)
Equity in loss of unconsolidated subsidiary	15.6	15.2
Gain from issuance of subsidiary's stock	(0.1)	(5.2)
Income from continuing operations before unusual items and income taxes	$ 16.6	$ 23.7
Income from continuing operations after tax excluding unusual items	$ 9.9	$ 14.8
Income from continuing operations after tax excluding unusual items per share – Diluted	$ 0.38	$ 0.56

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities of continuing operations was $39.2 million in 2001, $33.4 million in 2000, and $34.3 million in 1999. During 2001, investing activities provided an additional $.8 million when the final payment of insurance proceeds from the March 2000 tornado damage claim was received. Financing activities also provided $12.3 million from net borrowings under the Company's bank lines of credit and $.3 million from other equity transactions.

In 2001, the Company utilized $3.2 million of cash to increase its pawn loan and advances balances. An investment of $31.8 million in purchases of property and equipment was made during 2001, including $11.0 million for property improvements, the remodeling of selected operating units and additions to computer systems for lending operations, $20.7 million for the reconstruction of corporate headquarters property destroyed by the March 2000 tornado and $.1 million in various fixtures and additions to Mr. Payroll's point-of-sale software system. The Company acquired 5 lending locations for $1.3 million and discontinued operations utilized $2.9 million of cash during 2001, primarily for the acquisition of tire rental stores earlier in the year. During 2001, the Company also used cash to make scheduled payments of $9.8 million on debt obligations in connection with unsecured notes and capital leases, pay $1.2 million in dividends, and purchase $.6 million of treasury shares.

Management anticipates that the capital expenditure requirement for 2002 will be approximately $15.0 million. These expenditures will primarily relate to 10 to 15 new lending locations, the remodeling of selected operating units, and enhancements to information systems. The new lending locations will mostly occur through the acquisition of existing locations.

On October 26, 2000, the Company announced that its Board of Directors authorized management to purchase up to one million shares of its common stock in the open market. Under the authorization, the Company purchased 61,200 shares for an aggregate amount of $.5 million during 2001 and 700,900 shares for an aggregate amount of $3.3 million during 2000. Additional purchases may be made from time to time in the open market and it is expected that funding will come from operating cash flow and existing credit facilities.

The following table summarizes the Company's contractual obligations at December 31, 2001 and the effect such obligations are expected to have on its liquidity and cash flow in future periods, assuming that the company's lines of credit are not renewed or extended in future periods (in millions):

	Lines of credit	Other Long-term debt	Non-cancelable leases for continuing operations	Total
2002	$ —	$ 9.0	$ 20.3	$ 29.3
2003	112.6	12.6	16.2	141.4
2004	—	8.4	11.1	19.5
2005	—	8.3	6.5	14.8
2006	—	8.3	3.8	12.1
Thereafter	—	12.6	8.2	20.8
Total	$112.6	$ 59.2	$ 66.1	$237.9

At December 31, 2001, $100.0 million was outstanding on the Company's $150 million U.S. line of credit. In addition, the Company's £20 million (approximately $29.1 million at December 31, 2001) multi-currency line of credit in the United Kingdom had balances outstanding of £2.7 million (approximately $3.9 million at December 31, 2001) and SEK 90.5 million (approximately $8.7 million at December 31, 2001) related to operations in the United Kingdom and Sweden, respectively. While the Company's lines of credit mature during 2003, the Company expects to renew these credit agreements and extend the maturity dates during 2002.

The credit agreements and the senior unsecured notes require the Company to maintain certain financial ratios. The Company is in compliance with all covenants or other requirements set forth in its debt agreements. A significant decline in demand for the Company's services would cause the Company to reduce its planned level of capital expenditures and lower its working capital needs in order to maintain compliance with the financial ratios in those agreements. A violation of the credit agreements could increase the Company's borrowing costs and could even adversely affect the Company's ability to renew existing, or obtain access to new, credit facilities in the future. The Company does not anticipate a significant decline in demand for its services and the Company has historically been successful in maintaining compliance with and renewing its debt agreements.

Management believes that borrowings available under these credit facilities, cash generated from operations and current working capital of $174.6 million should be sufficient to meet the Company's anticipated future capital requirements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to the Company's operations result primarily from changes in interest rates, foreign exchange rates, and gold prices. The Company does not engage in speculative or leveraged transactions, nor does it hold or issue financial instruments for trading purposes.

Interest Rate Risk. Management's objective is to minimize the cost of borrowing through an optimal mix of fixed and floating rate debt. Derivative financial instruments, such as interest rate cap agreements, are used for the purpose of managing fluctuating interest rate exposures that exist from ongoing business operations. After considering the effectiveness, if any, of the interest rate cap agreements, the Company had net variable rate borrowings outstanding of $112.6 million and $71.4 million at December 31, 2001 and 2000, respectively. If LIBOR were to increase 100 basis points over the rates at December 31, 2001 and 2000, respectively, and the variable rate borrowings outstanding remained constant, the Company's interest expense would increase by $1.1 million and $.9 million, and net income after taxes would decrease by $.7 million and $.6 million in 2001 and 2000, respectively. If LIBOR were to decrease 100 basis points from the rates at December 31, 2001 and 2000, respectively, the combined fair values of the Company's outstanding fixed rate plus capped rate debt ($62.3 million and $99.2 million, respectively) would increase by $1.8 million and $2.1 million as of December 31, 2001 and 2000, respectively.

Foreign Exchange Risk. The Company is subject to the risk of unexpected changes in foreign currency exchange rates by virtue of its operations in the United Kingdom and Sweden. Foreign assets, liabilities, and earnings are translated into U.S. dollars for consolidation into the Company's financial statements. As a result of fluctuations in foreign currency exchange rates, the Company has recorded cumulative other comprehensive losses of $10.8 million and $8.5 million at December 31, 2001 and 2000, respectively. A hypothetical 10% decline in the exchange rates of the British pound sterling and the Swedish kronor at December 31, 2001 and 2000, would have resulted in additional other comprehensive losses of $5.7 million and $5.5 million, respectively.

Net income from foreign operations during 2001, 2000 and 1999 translated to $5.4 million, $4.9 million and $7.5 million, respectively. A hypothetical 10% decline in the weighted average exchange rates for each of the foreign currencies during the years ended December 31, 2001 and 2000, would have decreased net income after taxes by $.5 million in each year.

At this time, the Company does not use derivative instruments to manage exchange rate risk of net investments in or earnings of its foreign operations. From time-to-time the Company transfers funds between currencies and may concurrently enter into short-term currency swaps to eliminate the risk of currency fluctuations. No foreign currency swaps were outstanding at December 31, 2001 or 2000.

Gold Price Risk. The Company periodically uses forward sale contracts with a major bullion bank to sell a portion of the expected amount of fine gold produced in the normal course of business from its liquidation of forfeited gold merchandise. A significant decrease in the price of gold would result in a reduction of proceeds from the disposition of scrap jewelry to the extent that amounts sold were in excess of the amount of future sales. In addition, a significant and sustained decline in the price of gold would negatively impact the value of goods pledged as collateral by customers and identified as scrap jewelry by the Company. In this instance, most customers would be willing to add additional items of value to their pledge in order to obtain the desired loan amount. However, those customers unable or unwilling to provide additional collateral would receive lower loan amounts, possibly resulting in a lower balance of pawn loans outstanding for the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

See discussion in Note 2 of Notes to Consolidated Financial Statements.

CAUTIONARY STATEMENT REGARDING RISKS AND UNCERTAINTIES THAT MAY AFFECT FUTURE RESULTS

This Annual Report to Shareholders, including management's discussion and analysis, contains statements that are forward-looking, as that term is defined by the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules. The Company intends that all forward-looking statements be subject to the safe harbors created by these laws and rules. When used in this Annual Report to Shareholders, the words "believes," "estimates," "plans," "expects," "anticipates" and similar expressions as they relate to the Company or its management are intended to identify forward-looking statements. All forward-looking statements are based on current expectations regarding important risk factors. These risks and uncertainties are beyond the ability of the Company to control, and, in many cases, the Company cannot predict all of the risks and uncertainties that could cause its actual results to differ materially from those expressed in the forward-looking statements. Accordingly, actual results may differ materially from those expressed in the forward-looking statements, and the making of such statements should not be regarded as a representation by the Company or any other person that the results expressed in the statements will be achieved. Important risk factors include, but are not limited to, the following: changes in demand for the Company's services, changes in competition, the ability of the Company to open new operating units in accordance with its plans, economic conditions, real estate market fluctuations, interest rate fluctuations, changes in the capital markets, changes in tax and other laws and governmental rules and regulations applicable to the Company's business, and other risks indicated in the Company's filings with the Securities and Exchange Commission.

(Dollars in thousands)

SUMMARY

The Company expanded its lending operations during the three years ended December 31, 2001, by adding a net 4 locations. It acquired 10 operating units, established 7 locations, and combined or closed 18 locations. In addition, 12 franchise units were opened, including 3 company owned locations that were sold to a franchisee, and 4 units were closed. In September of 2001, the Company announced plans to exit the rent-to-own business. Therefore, the net operating results, net assets and net cash flows of Rent-A-Tire, Inc. have been reported as "Discontinued Operations" in the accompanying financial statements. See Note 3 of Notes to Consolidated Financial Statements. Selected consolidated and operations data for continuing operations for the three years ended December 31, 2001, are presented below.

	2001	2000	1999
Revenue			
Finance and service charges	$ 113,863	$ 114,711	$ 123,111
Proceeds from disposition of merchandise	231,678	226,535	235,245
Other lending fees and royalties	6,194	1,233	129
Check cashing royalties and fees	4,194	3,881	4,410
Total Revenue	355,929	346,360	362,895
Costs of Revenue			
Disposed merchandise	150,991	151,407	159,602
Net Revenue	$ 204,938	$ 194,953	$ 203,293
Other Data			
Consolidated Operations:			
Net revenue contribution by source —			
Finance and service charges	55.6%	58.8%	60.5%
Margin on disposition of merchandise	39.4%	38.5%	37.2%
Other lending fees and royalties	3.0%	0.7%	0.1%
Check cashing royalties and fees	2.0%	2.0%	2.2%
Expenses as a percentage of net revenue —			
Operations and administration	77.0%	76.4%	73.8%
Depreciation and amortization	8.1%	8.4%	9.1%
Interest, net	4.7%	6.7%	6.7%
Income from operations as a percentage of total revenue	8.6%	8.6%	9.6%
Lending Operations:			
Pawn loans			
Annualized yield on pawn loans	97.9%	94.8%	95.7%
Average pawn loan balance outstanding	$ 116,368	$ 121,045	$ 128,636
Average pawn loan balance per average location in operation	$ 253	$ 261	$ 277
Average pawn loan amount at year-end (not in thousands)	$ 99	$ 101	$ 105
Margin on disposition of merchandise as a percentage of proceeds from disposition of merchandise	34.8%	33.2%	32.2%
Average annualized merchandise turnover	2.6x	2.5x	2.4x
Average merchandise held for disposition per average location	$ 128	$ 128	$ 145
Small consumer cash advances			
Total amount of advances written (a)	$ 49,003	$ 10,066	$ 3,223
Number of advances written (not in thousands) (a)	188,102	53,686	12,945
Average advance amount written (not in thousands) (a)	$ 261	$ 187	$ 249
Average number of locations offering advances (not in thousands) (a)	356	123	9
Combined advances outstanding (a)	$ 6,763	$ 1,636	$ 210
Advances outstanding before allowance for losses (b)	$ 2,406	$ 1,054	$ 210
Owned locations in operation at end of year	460	463	466
Additional franchise locations at end of year	13	16	11
Total locations at end of year	473	479	477
Average number of owned locations in operation	460	464	465
Check Cashing Operations:			
Check cashing royalties and fees	$ 3,395	$ 3,177	$ 3,660
Franchised and owned check cashing centers —			
Face amount of checks cashed	$ 976,132	$ 910,239	$ 852,325
Gross fees collected	$ 13,528	$ 12,400	$ 11,795
Average check cashed (not in thousands)	$ 337	$ 327	$ 317
Centers in operation at end of year	134	132	137
Average centers in operation for the year	135	136	139

(a) Includes advances made by the Company and advances made by a third-party financial institution.

(b) Amounts recorded in the Company's consolidated financial statements.

Domestic Lending Operations

(Dollars in thousands)

The following table sets forth selected financial data for the Company's domestic lending operations for the three years ended December 31, 2001.

	2001	2000	1999
Revenue			
Finance and service charges	$ 92,687	$ 91,950	$ 97,465
Proceeds from disposition of merchandise	221,812	217,698	229,523
Other lending fees and royalties	6,194	1,233	129
Total Revenue	320,693	310,881	327,117
Costs of Revenue			
Disposed merchandise	143,684	143,300	154,863
Net Revenue	$ 177,009	$ 167,581	$ 172,254
Other Data			
Net revenue contribution by source —			
Finance and service charges	52.4%	54.9%	56.6%
Margin on disposition of merchandise	44.1%	44.4%	43.3%
Other lending fees and royalties	3.5%	0.7%	0.1%
Expenses as a percentage of net revenue —			
Operations and administration	80.2%	79.5%	75.9%
Depreciation and amortization	7.7%	8.2%	9.2%
Interest, net	2.5%	3.7%	5.3%
Income from operations as a percentage of total revenue	6.7%	6.7%	7.9%
Annualized yield on pawn loans	121.8%	123.3%	122.3%
Average pawn loan balance outstanding	$ 76,102	$ 74,579	$ 79,721
Average pawn loan balance per average location in operation	$ 187	$ 181	$ 193
Average pawn loan amount at year-end (not in thousands)	$ 82	$ 83	$ 82
Margin on disposition of merchandise as a percentage of proceeds from disposition of merchandise	35.2%	34.2%	32.5%
Average annualized merchandise turnover	2.6x	2.5x	2.4x
Average merchandise held for disposition per average location	$ 138	$ 137	$ 157
Owned locations in operation —			
Beginning of year	410	413	414
Acquired	2	—	3
Start-ups	2	1	3
Combined, closed or sold	(10)	(4)	(7)
End of year	404	410	413
Additional franchise locations at end of year	13	16	11
Total locations at end of year	417	426	424
Average number of owned locations in operation	406	411	414

Foreign Lending Operations

(Dollars in thousands)

The following table sets forth selected consolidated financial data in U.S. dollars for Harvey & Thompson, Ltd. and Svensk Pantbelåning for the three years ended December 31, 2001 using the following currency exchange rates:

	2001	2000	1999
Harvey & Thompson, Ltd. (British pound sterling per U.S. dollar) —			
Balance sheet data – end of period rate	.6868	.6697	.6191
Statements of operations data – average rate for the period	.6948	.6613	.6184
Svensk Pantbelåning (Swedish kronor per U.S. dollar) —			
Balance sheet data – end of period rate	10.4425	9.4068	8.5030
Statements of operations data – average rate for the period	10.3427	9.1493	8.2647
REVENUE			
Finance and service charges	$ 21,176	$ 22,761	$ 25,646
Proceeds from disposition of merchandise	9,866	8,837	5,722
Check cashing fees	799	704	750
TOTAL REVENUE	31,841	32,302	32,118
Costs of Revenue			
Disposed merchandise	7,307	8,107	4,739
NET REVENUE	$ 24,534	$ 24,195	$ 27,379
Other Data			
Net revenue contribution by source —			
Finance and service charges	86.3%	94.1%	93.7%
Margin on disposition of merchandise	10.4%	3.0%	3.6%
Check cashing fees	3.3%	2.9%	2.7%
Expenses as a percentage of net revenue —			
Operations and administration	56.1%	56.3%	48.8%
Depreciation and amortization	8.6%	8.1%	6.9%
Interest, net	2.9%	5.7%	4.9%
Income from operations as a percentage of total revenue	27.2%	26.7%	37.8%
Annualized yield on pawn loans	52.6%	49.0%	52.4%
Average pawn loan balance outstanding	$ 40,266	$ 46,466	$ 48,915
Average pawn loan balance per average location in operation	$ 746	$ 877	$ 959
Average pawn loan amount at year-end (not in thousands)	$ 161	$ 168	$ 186
Margin on disposition of merchandise as a percentage of proceeds from disposition of merchandise	25.9%	8.3%	17.2%
Average annualized merchandise turnover	2.5x	2.5x	2.0x
Average merchandise held for disposition per average location	$ 54	$ 62	$ 46
Owned locations in operation —			
Beginning of year	53	53	50
Acquired	3	—	2
Start-ups	—	—	1
End of year	56	53	53
Average number of owned locations in operation	54	53	51

Consolidated Balance Sheets — *December 31*

(In thousands, except share data)

	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 6,394	$ 4,626
Loans	116,590	117,982
Merchandise held for disposition, net	63,392	58,817
Finance and service charges receivable	19,396	19,918
Other receivables and prepaid expenses	7,992	8,120
Income taxes recoverable	—	2,992
Deferred tax assets	7,795	5,455
Net current assets of discontinued operations	3,008	4,538
Total current assets	224,567	222,448
Property and equipment, net	68,450	49,597
Intangible assets, net	76,251	80,074
Other assets	5,772	6,348
Deferred tax assets	2,252	—
Net non-current assets of discontinued operations	5,598	19,766
Total assets	$382,890	$378,233
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 27,939	$ 21,974
Customer deposits	3,961	3,931
Reserve for disposal of discontinued operations	7,953	—
Income taxes currently payable	1,123	379
Current portion of long-term debt	9,020	5,853
Total current liabilities	49,996	32,137
Deferred tax liabilities	1,701	3,027
Long-term debt	162,762	164,611
Commitments and contingencies (Note 18)		
Stockholders' equity:		
Common stock, $.10 par value per share, 80,000,000 shares authorized; 30,235,164 shares issued in 2001 and 2000	3,024	3,024
Paid in surplus	127,821	127,820
Retained earnings	95,192	102,326
Accumulated other comprehensive loss	(10,820)	(8,487)
Notes receivable – stockholders	(5,890)	(5,755)
	209,327	218,928
Less – shares held in treasury, at cost (5,643,318 in 2001 and 5,577,318 in 2000)	(40,896)	(40,470)
Total stockholders' equity	168,431	178,458
Total liabilities and stockholders' equity	$382,890	$378,233

See notes to consolidated financial statements.

Consolidated Statements of Operations — *Years Ended December 31*

(In thousands, except per share data)

	2001	2000	1999
REVENUE			
Finance and service charges	$ 113,863	$ 114,711	$ 123,111
Proceeds from disposition of merchandise	231,678	226,535	235,245
Other lending fees and royalties	6,194	1,233	129
Check cashing royalties and fees	4,194	3,881	4,410
TOTAL REVENUE	355,929	346,360	362,895
COSTS OF REVENUE			
Disposed merchandise	150,991	151,407	159,602
NET REVENUE	204,938	194,953	203,293
OPERATING EXPENSES			
Lending operations	130,647	123,710	121,242
Check cashing operations	1,335	1,258	3,510
Administration	25,722	23,912	25,218
Depreciation	12,747	12,373	14,139
Amortization	3,882	3,985	4,438
Total operating expenses	174,333	165,238	168,547
INCOME FROM OPERATIONS	30,605	29,715	34,746
Interest expense, net	9,619	13,095	13,690
Loss from derivative valuation fluctuations	557	—	—
Gain from disposal of assets	—	(9,729)	(2,224)
Equity in loss of unconsolidated subsidiary	—	15,653	15,238
Gain from issuance of subsidiary's stock	—	(136)	(5,222)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	20,429	10,832	13,264
Provision for income taxes	7,704	10,131	9,317
INCOME FROM CONTINUING OPERATIONS	12,725	701	3,947
Loss from discontinued operations, net of taxes	(18,631)	(2,431)	(71)
NET INCOME (LOSS)	$ (5,906)	$ (1,730)	$ 3,876
Net income (loss) per share:			
Basic —			
Income from continuing operations	$ .52	$ .03	$ .16
Loss from discontinued operations	$ (.76)	$(.10)	—
Net income (loss)	$ (.24)	$(.07)	$ .15
Diluted —			
Income from continuing operations	$ .51	$ .03	$ .15
Loss from discontinued operations	$ (.75)	$(.09)	—
Net income (loss)	$ (.24)	$(.07)	$ .15
Weighted average shares:			
Basic	24,643	25,461	25,346
Diluted	24,963	25,817	26,229

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows — *Years Ended December 31*

(In thousands)

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ (5,906)	$ (1,730)	$ 3,876
Less: Loss from discontinued operations	(18,631)	(2,431)	(71)
Income from continuing operations	12,725	701	3,947
Adjustments to reconcile income from continuing operations to net cash provided by continuing operating activities:			
Depreciation	12,747	12,373	14,139
Amortization	3,882	3,985	4,438
Allowance for losses on cash advances	2,301	477	15
Loss from derivative valuation fluctuations	557	—	—
Gain from disposal of assets	—	(9,729)	(2,224)
Equity in loss of unconsolidated subsidiary	—	15,653	15,238
Gain from issuance of subsidiary's stock	—	(136)	(5,222)
Changes in operating assets and liabilities —			
Merchandise held for disposition	(4,437)	5,323	628
Finance and service charges receivable	277	513	(1,792)
Other receivables and prepaid expenses	(799)	458	(1,510)
Accounts payable and accrued expenses	13,975	(5,178)	3,230
Customer deposits, net	23	(200)	29
Current income taxes	3,752	5,993	(2,125)
Deferred taxes, net	(5,780)	3,163	5,540
Net cash provided by operating activities of continuing operations	39,223	33,396	34,331
CASH FLOWS FROM INVESTING ACTIVITIES			
Loans forfeited and transferred to merchandise held for disposition	138,255	135,525	145,664
Loans and advances repaid or renewed	279,343	283,314	299,694
Loans and advances made, including loans renewed	(420,807)	(416,711)	(443,193)
Net (increase) decrease in loans and advances	(3,209)	2,128	2,165
Acquisitions, net of cash acquired	(1,279)	—	(4,322)
Purchases of property and equipment	(31,829)	(16,219)	(14,479)
Proceeds from sales of property and equipment	—	—	5,831
Proceeds from property insurance claims	790	20,685	—
Cash of subsidiary at date of deconsolidation	—	—	(4,795)
Investment in and advances to unconsolidated subsidiary	—	—	(10,654)
Net cash (used) provided by investing activities of continuing operations	(35,527)	6,594	(26,254)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net borrowings (payments) under bank lines of credit	12,289	(25,912)	10,868
Proceeds from capital lease obligations	—	2,115	3,257
Payments on notes payable, capital leases and other obligations	(9,817)	(5,571)	(4,755)
Change in notes receivable – stockholders	240	845	(80)
Net proceeds from reissuance of treasury shares	120	3,419	1,465
Treasury shares purchased	(581)	(6,170)	(3,876)
Dividends paid	(1,228)	(1,275)	(1,267)
Net cash provided (used) by financing activities of continuing operations	1,023	(32,549)	5,612
Effect of exchange rate changes on cash	(18)	(100)	(43)
Cash provided by continuing operations	4,701	7,341	13,646
Cash used by discontinued operations	(2,933)	(8,901)	(11,877)
Cash and cash equivalents at beginning of year	4,626	6,186	4,417
Cash and cash equivalents at end of year	$ 6,394	$ 4,626	$ 6,186
SUPPLEMENTAL DISCLOSURES			
Noncash investing and financing activities:			
Loans to stockholders for exercise of stock options	$ 24	$ 481	$ 2,336

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity — *Years Ended December 31*

(In thousands, except share data)

	Common Stock Shares	Common Stock Amount	Paid in Surplus	Retained Earnings	Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)	Notes Receivable-Stock-holders	Treasury Stock Shares	Treasury Stock Amount
Balance at December 31, 1998	30,235,164	$ 3,024	$ 126,615	$ 102,722		$ (2,414)	$ (3,263)	5,114,218	$ (39,240)
Comprehensive income:									
Net income				3,876	$ 3,876				
Other comprehensive loss — Foreign currency translation adjustments					(1,575)	(1,575)			
Comprehensive income					$ 2,301				
Dividends declared — $.05 per share				(1,267)					
Treasury shares purchased								485,759	(3,876)
Treasury shares reissued			(218)					(544,807)	4,160
Tax benefit from exercise of option shares			953						
Change in notes receivable — stockholders							(2,557)		
Balance at December 31, 1999	30,235,164	3,024	127,350	105,331		(3,989)	(5,820)	5,055,170	(38,956)
Comprehensive loss:									
Net loss				(1,730)	$ (1,730)				
Other comprehensive loss — Foreign currency translation adjustments					(4,498)	(4,498)			
Comprehensive loss					$ (6,228)				
Dividends declared — $.05 per share				(1,275)					
Treasury shares purchased								1,129,223	(6,170)
Treasury shares reissued			(756)					(607,075)	4,656
Tax benefit from exercise of option shares			1,226						
Change in notes receivable — stockholders							65		
Balance at December 31, 2000	30,235,164	3,024	127,820	102,326		(8,487)	(5,755)	5,577,318	(40,470)
Comprehensive loss:									
Net loss				(5,906)	$ (5,906)				
Other comprehensive loss — Foreign currency translation adjustments					(2,333)	(2,333)			
Comprehensive loss					$ (8,239)				
Dividends declared — $.05 per share				(1,228)					
Treasury shares purchased								87,500	(581)
Treasury shares reissued			(7)					(21,500)	155
Tax benefit from exercise of option shares			8						
Change in notes receivable — stockholders							(135)		
Balance at December 31, 2001	30,235,164	$ 3,024	$ 127,821	$ 95,192		$ (10,820)	$ (5,890)	5,643,318	$(40,896)

See notes to consolidated financial statements.

1. Nature of the Company

History and Operations • Cash America International, Inc. (the "Company") is a provider of specialty financial services to individuals in the United States, United Kingdom, and Sweden. The Company offers secured non-recourse loans, commonly referred to as pawn loans, to individuals through its lending operations. As an alternative to a pawn loan, the Company offers small consumer cash advances in selected lending locations and on behalf of a third-party financial institution in other locations. A related but secondary activity of the lending operations is the disposition of merchandise, primarily collateral from unredeemed pawn loans. As of December 31, 2001, the Company's lending operations consisted of 473 lending units, including 404 owned units and 13 franchised units in the United States, and 56 owned units in Europe.

The Company also provides check cashing services through its franchised and company owned Mr. Payroll manned check cashing centers. As of December 31, 2001, Mr. Payroll operated 127 franchised and 7 company owned manned check cashing centers in 20 states.

2. Summary of Significant Accounting Policies

Basis of Presentation • The consolidated financial statements include the accounts of the Company's majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

In March 1999, the Company disposed of a majority interest in innoVentry Corp. ("innoVentry"), its automated check cashing machine business. The Company deconsolidated innoVentry and began using the equity method of accounting for its investment and its share of the results of innoVentry's operations. In February 2001, innoVentry sold additional voting preferred stock, reducing the Company's ownership and voting interest to 19.3%. Thereafter, the Company began using the cost method of accounting for its investment in innoVentry. innoVentry ceased business operations in September 2001 due to its inability to raise additional financing. Since the company's investment in and advances to innoVentry were written down to zero in 2000, innoVentry's decision to cease operations had no effect on the Company's consolidated financial position or results of operations. See Note 4.

In September 2001, the Company announced plans to exit the rent-to-own business in order to focus on its core business of lending activities. The consolidated financial statements of the Company have been reclassified to reflect the planned disposal of the rental business segment. See Note 3.

Use of Estimates • The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, merchandise held for disposition, allowance for losses on advances, long-lived and intangible assets, income taxes, contingencies and litigation. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Foreign Currency Translation • The functional currencies for the Company's foreign subsidiaries are the local currencies. The assets and liabilities of those subsidiaries are translated into U.S. dollars at the exchange rates in effect at each balance sheet date, and resulting adjustments are accumulated in other comprehensive income (loss) as a separate component of stockholders' equity. Revenue and expenses are translated at the monthly average exchange rates occurring during each year.

Cash and Cash Equivalents • The Company considers cash on hand in units, deposits in banks and short-term marketable securities with original maturities of 90 days or less as cash and cash equivalents.

Revenue Recognition • Pawn loans ("loans") are made on the pledge of tangible personal property. The Company accrues finance and service charges revenue on all loans that the Company deems collectible based on historical loan redemption statistics. For loans not repaid, the carrying value of the forfeited collateral ("merchandise held for disposition") is stated at the lower of cost (cash amount loaned) or market.

Revenue is recognized at the time of disposition of merchandise. Interim customer payments for layaway sales are recorded as deferred revenue and subsequently recognized as revenue during the period in which final payment is received.

Small consumer cash advances ("advances") provide customers with cash in exchange for a promissory note or other repayment agreement supported by that customer's check for the amount of the cash advanced plus a service fee. The Company holds the check for a short period, typically less than 17 days. To repay the advance, customers may redeem their checks by paying cash or they may allow the checks to be processed for collection. The Company accrues fees and interest revenue on advances on a constant yield basis rateably over the period of the advance. For those locations that offer small consumer cash advances from a third-party financial institution (the "Bank"), the Company receives an administrative agency fee for services provided on the Bank's behalf. These fees are recorded in revenue when earned.

The Company records fees derived from its owned check cashing locations in the period in which the service is provided. Royalties derived from franchise locations are recorded on the accrual basis.

Allowance for Losses on Small Consumer Cash Advances • The Company's cash advance product primarily services a customer base of non-prime borrowers. Increased defaults and credit losses may result from a national or regional economic downturn, or for other reasons. In order to effectively manage these risks, the Company utilizes a credit scoring system, monitors the performance of the portfolio, and maintains an allowance for losses.

An allowance for losses is provided for advances, fees and interest that the Company deems to be uncollectible based on historical loss experience. The Company stratifies the outstanding portfolio by age, delinquency, and stage of collection when assessing the adequacy of the allowance. The allowance is increased by charges to operating expenses and decreased by charge-offs, as required. The Company charges off all advances once they are 60 days past due or sooner, if deemed uncollectible. Recoveries on losses previously charged to the allowance are credited to the allowance at the time the recovery is collected.

Merchandise Held for Disposition and Cost of Disposed Merchandise • Merchandise held for disposition includes merchandise acquired from unredeemed loans, merchandise purchased directly from the public and merchandise purchased from vendors. Merchandise held for disposition is stated at the lower of cost (specific identification) or market. The Company provides an allowance for shrinkage and valuation based on management's evaluation of the merchandise. The allowance deducted from the carrying value of merchandise held for disposition amounted to $1,589,000 and $2,012,000 at December 31, 2001 and 2000, respectively.

The cost of merchandise, computed on the specific identification basis, is removed from merchandise held for disposition and recorded as a cost of revenue at the time of disposition.

Property and Equipment • Property and equipment are recorded at cost. Depreciation expense is generally provided on a straight-line basis, using estimated useful lives of 10 to 40 years for buildings and 2 to 15 years for equipment and leasehold improvements. The cost of property retired or sold and the related accumulated depreciation is removed from the accounts, and any resulting gain or loss is recognized in the statement of operations.

Software Development Costs • The Company develops computer software for internal use. Internal and external costs incurred for the development of computer applications, as well as for upgrades and enhancements that result in additional functionality of the applications, are capitalized. Internal and external training and maintenance costs are charged to expense as incurred. When an application is placed in service, the Company begins amortizing the related capitalized software costs using the straight-line method and an estimated useful life varying from 3 to 5 years.

Intangible Assets • Approximately 94% of net intangible assets consists of excess purchase price over net assets acquired. Amortization is recorded on a straight-line basis over the expected periods of benefit, generally 15 to 40 years. The costs of start-up activities and organization costs are charged to expense as incurred.

Accumulated amortization of intangible assets for continuing operations was $27,445,000 and $26,045,000 at December 31, 2001 and 2000, respectively.

Long-Lived Assets • An evaluation of property and equipment and intangible assets recoverability is performed whenever the facts and circumstances indicate that the carrying value may be impaired. An impairment loss is recognized if the future undiscounted cash flows associated with the asset are less than the asset's corresponding carrying value. The amount of the impairment loss, if any, is the excess of the asset's carrying value over its estimated fair value.

Income Taxes • The provision for income taxes is based on income before income taxes as reported for financial statement purposes. Deferred income taxes are provided in accordance with the assets and liability method of accounting for income taxes to recognize the tax effects of temporary differences between financial statement and income tax accounting. Deferred federal income taxes are not provided on the undistributed earnings of foreign subsidiaries to the extent the Company intends to indefinitely reinvest such earnings.

Hedging and Derivatives Activity • As a policy, the Company does not engage in speculative or leveraged transactions, nor does it hold or issue financial instruments for trading purposes. The Company does use derivative financial instruments, such as interest rate cap agreements, for the purpose of managing interest rate exposures that exist from ongoing business operations. On January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities," and its corresponding amendments under SFAS No. 138, and began presenting its interest rate cap agreements at fair value on the balance sheet. Changes in their fair value are recognized in earnings unless they qualify as a hedge. Prior to 2001, the costs of the agreements were recognized as adjustments to interest expense during the terms of the agreements and any benefits received under the terms of the agreements were recognized in the periods of the benefits. The Company may also periodically enter into forward sale contracts with a major bullion bank to sell fine gold that is produced in the normal course of business from the Company's liquidation of forfeited gold merchandise. These contracts are not accounted for as derivatives because they meet the criteria for the normal purchases and normal sales scope exception in SFAS No. 133. In addition, the Company may periodically transfer funds between currencies and may concurrently enter into short-term currency swaps to eliminate the risk of currency fluctuations. The Company did not enter into any short-term currency swaps during 2001 or 2000.

Advertising Costs • Costs of advertising are expensed at the time of first occurrence. Advertising expense for continuing operations was $4,104,000, $4,202,000 and $3,427,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Stock-Based Compensation • The Company applies the intrinsic value based method of accounting for the costs of its stock-based employee compensation plans and, accordingly, discloses the pro forma effect on net income and net income per share as if the fair value based method of accounting for the cost of such plans had been applied.

Issuance of Investee Stock • In accordance with SEC Staff Accounting Bulletin Topic 5H, the Company has elected to record, in income, non-operating gains or losses arising from subsidiary or investee issuances of its own stock. When an investee sells additional shares to parties other than the Company, the Company's percentage ownership in the investee decreases. In the event the selling price per share is more or less than the Company's average carrying amount per share, the Company records a gain or loss in income. When an investee sells additional shares to the Company and third parties, the Company's percentage ownership may change. In comparing the Company's new carrying amount to its resulting proportionate share of the investee's equity, the Company records a gain or loss in income. Applicable deferred income tax expenses or benefits are recognized on such gains or losses. The Company adopted this accounting method for the March 1999 transaction that resulted in innoVentry's deconsolidation (see Note 4).

Net Income (Loss) Per Share • Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding during the year. Diluted net income (loss) per share is calculated by giving effect to the potential dilution that could occur if securities or other contracts to issue common shares were exercised and converted into common shares during the year.

The reconciliation of basic and diluted weighted average common shares outstanding for the three years ended December 31, 2001, follows (in thousands):

	2001	2000	1999
Weighted average shares – Basic	**24,643**	25,461	25,346
Effect of shares applicable to stock option plans	**255**	307	843
Effect of shares applicable to nonqualified savings plan	**65**	49	40
Weighted average shares – Diluted	**24,963**	25,817	26,229

New Accounting Standards • In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" that is required to be adopted by the Company for business combinations initiated after June 30, 2001. SFAS No. 141 requires that all business combinations be accounted for under the purchase method. Use of the pooling-of-interests method is prohibited. It also establishes criteria for the separate recognition of intangible assets acquired in a business combination. The Company implemented the provisions of SFAS No. 141 as required and its adoption did not have a material effect on the Company's consolidated financial position or results of operations. During 2001, the Company acquired 5 pawnshops (4 subsequent to June 30, 2001) in purchase transactions for an aggregate cash consideration of $1,279,000. The excess of the aggregate purchase price over the aggregate fair market value of net assets acquired was approximately $533,000.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." Goodwill and other intangible assets having an indefinite useful life acquired in business combinations completed after June 30, 2001, are no longer subject to amortization to earnings. Effective January 1, 2002, all goodwill and other intangible assets having an indefinite useful life are no longer amortized to earnings. The useful lives of other intangible assets must be reassessed and the remaining amortization periods adjusted accordingly. Goodwill and other intangible assets having an indefinite useful life will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired, using a two-step impairment assessment. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The Company will adopt the provisions of SFAS No. 142 on January 1, 2002 and will complete the first step of the two-step impairment test prior to June 30, 2002. Management currently does not expect to record an impairment charge upon completion of the initial impairment review. However, there can be no assurance that at the time the review is completed an impairment charge will not be recorded. The Company's consolidated results of operations will be impacted with the adoption of SFAS 142 when approximately $2,800,000 in annual goodwill amortization ceases.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and related literature and establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. The Company will implement the provisions of SFAS No. 144 as required on January 1, 2002, and its adoption is not expected to have a material effect on the Company's consolidated financial position or results of operations.

Reclassifications • Certain amounts in the consolidated financial statements for 2000 and 1999 have been reclassified to conform to the presentation format adopted in 2001. These reclassifications have no effect on net income or stockholders' equity previously reported.

3. Discontinued Operations

In September 2001, the Company announced plans to exit the rent-to-own business in order to focus on its core business of lending activities. The Company's subsidiary, Rent-A-Tire, Inc. ("Rent-A-Tire") provides new tires and wheels under a rent-to-own format to customers seeking this alternative to a direct purchase. The Company initiated the plan to close 21 Rent-A-Tire operating locations and sell the remaining 22 units. As of December 31, 2001, the Company operated 22 Rent-A-Tire locations. It expects the plan to be completed before September 2002.

Pursuant to Accounting Principles Board Opinion No. 30 "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," the consolidated financial statements of the Company have been reclassified to reflect the planned disposal of the rental business segment. Accordingly, the revenues, costs and expenses, assets, and cash flows of Rent-A-Tire have been segregated in the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows. The net operating results, net assets and net cash flows of this business segment have been reported as "Discontinued Operations" in the accompanying consolidated financial statements. The loss from operations does not include any interest expense since the Company does not anticipate that debt will be assumed by the buyer.

Continuing losses associated with the rental business segment triggered an evaluation of Rent-A-Tire's long-lived asset recoverability during the third quarter of 2001. As a result, a non-cash charge of $13,716,000 ($9,153,000 after income tax benefit) to write down the carrying value of a portion of Rent-A-Tire's goodwill and property and equipment to estimated fair value, based upon discounted future cash flows, is included in loss before income taxes reflected in the table below for the year ended December 31, 2001.

Operating results for the discontinued operations for the years ended December 31 are summarized below (in thousands, except per share data):

	2001	2000	1999
Revenue	**$ 19,102**	$ 17,354	$ 10,253
Loss before income taxes	**(16,651)**	(3,708)	(80)
Benefit for income taxes	**(5,573)**	(1,277)	(9)
Loss from operations of discontinued rental business	**(11,078)**	(2,431)	(71)
Loss on disposal of rental business (less applicable income tax benefit of $3,408)	**(7,553)**	—	—
Loss from discontinued operations	**$ (18,631)**	$ (2,431)	$ (71)
Diluted loss per share from discontinued operations	**$ (0.75)**	$ (0.09)	$ —

Loss on disposal of the rental business segment recorded for the year ended December 31, 2001, includes a provision of $4,472,000 for operating losses subsequent to September 1, 2001, the effective date of the plan of disposition, and a provision of $6,489,000 for the estimated loss on the sale of remaining assets. The components of the combined pre-tax charge of $10,961,000 ($7,553,000 after income tax benefit) and the reserve activity during the year ended December 31, 2001, were as follows (in thousands):

	Reserve at Inception	Cash Expenditures	Non-cash Write Downs	Reserve at December 31, 2001
Inventory Reserve	$ 712	$ —	$ (572)	$ 140
Long-lived asset write downs	$ 1,590	$ —	$ (1,590)	$ —
Other closure/exit costs	2,194	(150)	—	2,044
Workforce reduction	134	(109)	—	25
Additional operating (income) during phase-out period	(158)	(196)	(201)	(555)
Loss on sale of assets	6,489	(50)	—	6,439
Disposal reserve	$ 10,249	$ (505)	$ (1,791)	$ 7,953

The adoption of the plan to close the 21 operating units resulted in the write down of merchandise on rent, property and equipment, and goodwill. "Other closure/exit costs" primarily includes non-cancelable operating lease obligations.

Net current assets of discontinued operations, consisting primarily of merchandise on rent and on hand, were $3.0 million and $4.5 million at December 31, 2001 and 2000, respectively. Net non-current assets of discontinued operations, consisting primarily of property and equipment and goodwill, were $5.6 million and $19.8 million at December 31, 2001 and 2000, respectively.

In a series of transactions effective February 1, 1998, the Company increased its ownership interest in Rent-A-Tire from 49% to 99.9% and began consolidating Rent-A-Tire's assets and results of operations in the Company's financial statements. At that time, the sellers were granted an option, exercisable upon sixty days written notice, to repurchase 9.9% of Rent-A-Tire for a nominal amount. In October 2001, the sellers exercised their option.

4. Investment in innoVentry

In March 1999, Wells Fargo Cash Centers, Inc. ("Cash Centers"), a wholly owned subsidiary of Wells Fargo Bank, N.A. ("Wells Fargo"), contributed $20,975,000 of cash and operating assets valued at $6,025,000 to innoVentry and received newly issued shares of innoVentry's Series A preferred stock representing 45% of innoVentry's voting interest. Wells Fargo also agreed to provide innoVentry a revolving credit facility, equipment lease financing, and cash for use in its check cashing machines. The Company exchanged all of innoVentry's then outstanding common stock for newly issued shares of Series A preferred stock representing 45% of innoVentry's voting interest and immediately assigned 10% of its shares to the former owners of innoVentry's predecessor in consideration for the termination of certain option rights. Additionally, certain members of innoVentry's newly constituted management subscribed for newly issued shares of common stock of innoVentry, representing the remaining 10% of its voting interest. Following the transactions, innoVentry was deconsolidated and the Company began using the equity method of accounting for its investment and its share of the results of innoVentry's operations after March 9, 1999. In conjunction with these transactions, innoVentry issued a $2,900,000 note payable to the Company bearing interest at 7%.

In October 1999, the Company, Cash Centers, and a third party each purchased $10,000,000 of innoVentry's newly issued convertible Series B voting preferred stock. After the issuance of Series A and B preferred stock and other common stock sold by innoVentry in 1999 and 2000, the Company's voting interest at December 31, 2000, was 37.9%. The Company recognized pre-tax gains of $136,000 and $5,222,000 for the years ended December 31, 2000 and 1999, respectively, as a result of issuances of innoVentry preferred and common stock.

Summarized financial information for innoVentry at December 31, 2000, and 1999, and for the years ended December 31, 2000, and 1999 follows (in thousands):

	2000	1999
Total current assets	$ 19,810	$ 32,837
Property, equipment, computer software and leasehold improvements, net	67,140	35,867
Non-current assets	4,484	3,035
Total assets	$ 91,434	$ 71,739
Total current liabilities	$145,066	$ 34,140
Non-current liabilities	31,365	8,540
Total stockholders' (deficit) equity	(84,997)	29,059
Total liabilities and equity	$ 91,434	$ 71,739
Total net revenue	$ 16,574	$ 9,117
Expenses including net interest expense	(140,364)	(52,946)
Income tax (expense) benefit	(21)	2,787
Net loss	$(123,811)	$(41,042)

innoVentry sold $115.7 million of newly issued shares of senior convertible Series C voting preferred stock in a private placement completed as of February 2, 2001. The Company participated in the placement by canceling its $2.9 million note receivable from innoVentry plus accrued interest of $.4 million in exchange for 2,269,066 shares of the Series C preferred stock. Upon completion of the transactions, the Company owned 19.3% of the ownership and voting interest in innoVentry and began using the cost method of accounting for its investment.

In September 2001, innoVentry announced a plan to cease business operations, sell all of its assets, and pay the proceeds received to innoVentry's creditors. The Company anticipates that no proceeds will be available for payment to innoVentry's shareholders. The Company's investment in and advances to innoVentry were written down to zero during fiscal 2000. innoVentry's decision to cease operations had no effect on the Company's consolidated financial position or results of operations.

5. Small Consumer Cash Advances and Allowance for Losses

Small consumer cash advances are generally offered for a term of 7 to 31 days, depending on the customer's next payday. In addition to the advances originated by the Company in some of its locations, advances are offered in other locations by a third-party financial institution (the "Bank"). Under the terms of the Company's agreement with the Bank, the Bank assigns each advance that remains unpaid after its maturity date to the Company at a discount from the amount owed by the borrower. Balances associated with the Company's small consumer cash advance portfolio are included in "Other receivables and prepaid expenses" in the accompanying consolidated balance sheet. The balances outstanding at December 31, 2001 and 2000 were as follows (in thousands):

	2001	2000
Advances and fees outstanding	$ 2,406	$ 1,054
Less: Allowance for losses	711	243
Net advances and fees outstanding	$ 1,695	$ 811

Changes in the allowance for losses were as follows (in thousands):

	2001	2000
Balance at beginning of year	$ 243	$ 15
Provision for loan losses	2,301	477
Charge-offs	(2,135)	(252)
Recoveries	302	3
Balance at end of year	$ 711	$ 243

6. Derivative Instruments and Hedging Activities

The Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" on January 1, 2001. SFAS No. 133 requires an entity to recognize each derivative instrument as either an asset or liability on the balance sheet, measure it at fair value, and recognize the changes in its fair value immediately in earnings unless it qualifies as a hedge. The Company's only derivative instruments are interest rate cap agreements that it designates and uses as cash flow hedges to protect against the risks associated with market fluctuations in interest rates on a portion of its variable interest rate borrowings. The Company performs prospective assessments of each agreement's hedge effectiveness, as defined by SFAS No. 133, at the beginning of each quarter. The final determination of hedge effectiveness is completed following the end of each quarter.

The accompanying consolidated statements of operations include losses from derivative valuation fluctuations of $557,000 during the year ended December 31, 2001. The loss during the year resulted from two adjustments. As of January 1, 2001, the Company adjusted the carrying value of each of its interest rate cap agreements to fair value and recorded a loss of $259,000 (before applicable income tax benefit of $87,000), which represented the cumulative effect of adopting the new standard. The Company also recorded an additional loss of $298,000 during the year due to the determination that the interest rate cap agreements were ineffective as hedges (as defined by SFAS No. 133) during 2001, and due to the decreases in the fair values of the agreements resulting from the prevailing interest rate environment. In prior years, the amortization of these interest rate caps was included in interest expense. The fair values of the interest rate cap agreements as of December 31, 2001, total $173,000 and are included in "Other receivables and prepaid expenses" in the accompanying consolidated balance sheet.

7. Property and Equipment

Major classifications of property and equipment for continuing operations at December 31, 2001 and 2000 were as follows (in thousands):

	2001	2000
Land	$ 2,611	$ 2,605
Buildings and leasehold improvements	83,497	60,353
Furniture, fixtures and equipment	47,633	45,128
Computer software	18,493	17,772
Total	152,234	125,858
Less – accumulated depreciation	83,784	76,261
Property and equipment – net	$ 68,450	$ 49,597

On March 28, 2000, a tornado severely damaged the Company's corporate headquarters in Fort Worth, Texas. Headquarters operations were relocated to temporary facilities. The Company's operating locations were not affected. The Company owns the building and restoration began in the fourth quarter of 2000 and was completed in the fourth quarter of 2001. The Company's insurance coverage provided proceeds for repairs to the building; replacement of furniture, improvements, and equipment; recovery of losses resulting from business interruption; and recovery of other general expenses. The Company recognized a gain of $9,729,000 from the settlement of the insurance claims. Income tax expense of $3,405,000 related to the gain is included in the provision for income taxes. At December 31, 2000, $790,000 of insurance claim proceeds receivable is included in "Other receivables and prepaid expenses" in the accompanying consolidated balance sheet.

8. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2001 and 2000 were as follows (in thousands):

	2001	2000
Trade accounts payable	$ 12,512	$ 7,435
Accrued taxes, other than income taxes	4,471	3,988
Accrued payroll and fringe benefits	7,248	6,901
Accrued interest payable	2,096	1,517
Other accrued liabilities	1,612	2,133
Total	$ 27,939	$ 21,974

9. Long-term Debt

The Company's long-term debt instruments and balances outstanding at December 31, 2001 and 2000 were as follows (in thousands):

	2001	2000
U.S. Line of Credit up to $150,000 due June 30, 2003	$ 100,000	$ 84,000
Multi-currency Line of Credit up to £20,000 due April 30, 2003	12,562	—
U.K. Line of Credit up to £15,000 due April 30, 2002	—	7,876
Swedish Line of Credit up to SEK 185,000	—	9,142
Swedish Line of Credit up to SEK 30,000	—	409
8.33% senior unsecured notes due 2003	8,571	12,857
8.14% senior unsecured notes due 2007	20,000	20,000
7.10% senior unsecured notes due 2008	30,000	30,000
Capital lease obligations payable	349	5,780
6.25% subordinated unsecured notes due 2004	300	400
	171,782	170,464
Less current portion	9,020	5,853
Total long-term debt	$ 162,762	$ 164,611

Interest on the U.S. Line of Credit is charged, at the Company's option, at either a margin over LIBOR (2.25% at December 31, 2001) or at the Agent's base rate. The Company pays a fee of .25% per annum on the unused portion. The Company has an interest rate cap agreement totaling $20,000,000 that expires in January 2003 and limits the maximum LIBOR rate to 7% and an interest rate cap agreement totaling $30,000,000 that expires in February 2004 and limits the maximum LIBOR rate to 5.5%. The weighted average interest rate on the line of credit at December 31, 2001, is 4.46%.

In 2001, the Company entered into a £20,000,000 Multi-currency Line of Credit (approximately $29,120,000 as of December 31, 2001) with a United Kingdom commercial bank, which refinanced the previous £15,000,000 U.K. and SEK 185,000,000 lines of credit. The Company's foreign subsidiaries are co-borrowers on this line of credit. Funds up to £20,000,000 may be drawn in pounds sterling, bearing interest at the Bank's cost of funds plus a margin of 60 basis points for borrowings less than 14 days, and a margin of 55 basis points for borrowings of 14 days or more. Funds up to the equivalent of £10,000,000 may be drawn in Swedish kronor, bearing interest at the Bank's cost of funds plus a margin of 65 basis points for all borrowings. The combined pound sterling and Swedish kronor borrowings may not exceed the equivalent of £20,000,000. The Company pays a fee of .25% per annum on the unused portion of this line of credit. The weighted average interest rates on the pound sterling and Swedish kronor borrowings at December 31, 2001 were 5.48% and 4.54%, respectively. As of December 31, 2001, amounts outstanding under the line of credit were £2,675,000 (approximately $3,895,000) and SEK 90,500,000 (approximately $8,667,000).

The Company's SEK 30,000,000 Line of Credit (approximately $2,873,000 as of December 31, 2001) with a commercial bank matures on June 30, 2002. Interest on this line of credit is charged at the Bank's base funding rate plus 1.0%. The Company pays a fee of .375% per annum on the unused portion. There were no amounts outstanding on this line of credit at December 31, 2001. The Company has an interest rate cap agreement for SEK 100,000,000 (approximately $9,576,000 as of December 31, 2001) that expires in August 2003 and limits the Stockholm Interbank Offering Rate to 5.5%.

All debt instruments are unsecured and governed by agreements that have provisions that require the Company to maintain certain financial ratios and limit specific payments and equity distributions.

Annual maturities of long-term debt (including capital lease obligations) through 2006 are: 2002 – $9,020,000; 2003 – $125,233,000; 2004 – $8,386,000; 2005 – $8,286,000; and 2006 – $8,286,000.

Cash payments for interest on long-term debt were $10,393,000, $14,402,000 and $13,991,000 in 2001, 2000 and 1999, respectively.

Net interest expense in the statement of operations includes interest income of $1,083,000, $1,338,000 and $402,000 in 2001, 2000, and 1999, respectively. Interest capitalized in 2001 in connection with the restoration of the Company's corporate headquarters was $423,000.

10. Income Taxes

The components of the Company's deferred tax assets and liabilities as of December 31, 2001 and 2000 are as follows (in thousands):

	2001	2000
Deferred tax assets:		
Provision for valuation of merchandise held for disposition	$ 327	$ 421
Tax over book accrual of finance and service charges	3,863	4,249
Reserve for loss from disposal of discontinued operations	2,429	—
Property and equipment	1,131	—
Deferred compensation	784	585
Investment in unconsolidated subsidiary	—	8,229
Net capital losses	8,842	—
Other	1,358	1,279
Total deferred tax assets	18,734	14,763
Valuation allowance for deferred tax assets	(7,628)	(7,919)
Deferred tax assets, net	$ 11,106	$ 6,844
Deferred tax liabilities:		
Amortization of acquired intangibles	$ 527	$ 1,670
Deferred installment gain	504	514
Foreign tax reserves	1,149	1,170
Property and equipment	—	453
Other	580	609
Total deferred tax liabilities	2,760	4,416
Net deferred tax assets	$ 8,346	$ 2,428
Balance sheet classification:		
Current deferred tax assets	$ 7,795	$ 5,455
Non-current deferred tax assets	2,252	—
Non-current deferred tax liabilities	(1,701)	(3,027)
Net deferred tax assets	$ 8,346	$ 2,428

The components of the provision for income taxes and the income to which it relates for the years ended December 31 are shown below (in thousands):

	2001	2000	1999
Income from continuing operations before income taxes:			
United States entities	$12,506	$ 3,606	$ 2,485
Foreign entities	7,923	7,226	10,779
	$20,429	$ 10,832	$ 13,264
Current provision:			
Federal	$ 4,350	$ 4,597	$ 1,277
Foreign	2,417	2,028	2,899
State and local	399	347	197
	$ 7,166	$ 6,972	$ 4,373
Deferred provision (benefit):			
Federal	$ 515	$ 2,949	$ 4,392
Foreign	62	265	430
State and local	(39)	(55)	122
	$ 538	$ 3,159	$ 4,944
Total provision	$ 7,704	$ 10,131	$ 9,317

The effective tax rate on income from continuing operations differs from the federal statutory rate for the following reasons (in thousands):

	2001	2000	1999
Tax provision computed at the statutory federal income tax rate	$ 7,150	$ 3,791	$ 4,642
Non-deductible amortization of intangible assets	597	642	649
Taxes provided upon deconsolidation of subsidiary	—	—	1,763
Foreign tax rate difference	(463)	(439)	(620)
Valuation allowance	(1)	5,457	2,172
Other	421	680	711
Total provision	$ 7,704	$ 10,131	$ 9,317
Effective tax rate	37.7%	93.5%	70.2%

As of December 31, 2001, the Company has net capital loss carryovers and carrybacks of $25,263,000, principally related to its investment in innoVentry stock (see Note 4). These losses may only be used to offset net capital gains. Any unused losses expire in 2006. The deferred tax valuation allowance at December 31, 2001 was provided to reduce deferred tax benefits of capital losses that the Company does not expect to realize. During 2001, the Company re-evaluated the potential for realization of the Company's deferred tax assets related to the 1998 acquisition of Doc Holliday's Pawnbrokers and Jewellers, Inc. ("Doc Holliday's"). As a result, the $290,000 valuation allowance related to the Doc Holliday's pre-acquisition deductible temporary differences was eliminated and the resulting tax benefit was applied to reduce goodwill attributable to the Doc Holliday's acquisition. Such reductions of goodwill were $83,000 and $520,000 in 2000 and 1999, respectively.

Domestic income taxes have not been provided on undistributed earnings of foreign subsidiaries to the extent that it is the Company's intent to reinvest these earnings overseas indefinitely. Upon distribution of accumulated earnings of all foreign subsidiaries, the Company would be subject to U.S. income taxes (net of foreign tax credits) of approximately $2,200,000.

Net cash payments for income taxes were $162,000 and $6,628,000 in 2001 and 1999, respectively, while net cash income tax refunds of $390,000 were received in 2000.

11. Employee Benefit Plans

The Cash America International, Inc. 401(k) Savings Plan is open to substantially all domestic employees that meet specific length of employment and age requirements. The Cash America International, Inc. Nonqualified Savings Plan is available to certain members of management. Participants may contribute up to 22% of their earnings to these plans. The Company makes matching cash contributions of 50% of each participant's contributions, based on participant contributions of up to 5% of compensation. Company contributions vest at the rate of 20% each year after one year of service; thus a participant is 100% vested after five years of service. The Company provides benefits under separate retirement plans for eligible employees in foreign countries.

Total Company contributions to retirement plans were $732,000, $674,000 and $700,000 in 2001, 2000 and 1999, respectively.

12. Stockholders' Equity

In October 2000, the Board of Directors authorized the purchase of up to 1,000,000 shares of the Company's common stock and terminated an open market purchase authorization established in 1999. Under the 2000 authorization, the Company purchased 61,200 shares for an aggregate amount of $451,000 during 2001 and 700,900 shares for an aggregate amount of $3,254,000 during 2000. Under prior authorizations, the Company purchased 415,100 shares for an aggregate amount of $2,841,000 during 2000 and 478,300 shares for an aggregate amount of $3,809,000 during 1999.

The Company also purchased 10,858 shares of the Company's common stock for $36,000, 13,223 shares for $75,000 and 7,459 shares for $67,000 during 2001, 2000 and 1999, respectively, for the Nonqualified Savings Plan. The Company received 15,442 shares of its common stock valued at $94,000 during 2001 as partial payment for shares issued under stock option plans.

The Board of Directors adopted an officer stock loan program (the "Program") in 1994 and modified it in 1996 and 2001. Program participants may utilize loan proceeds to acquire and hold the Company's and affiliates' common stock by means of stock option exercises or otherwise. Common stock held as a result of the loan must be pledged to the Company in support of the obligation. Interest is payable annually and may be paid with additional loan proceeds. Each loan has a one-year maturity and is renewable for successive one-year terms subject to the discretion of the Executive Compensation Committee of the Board of Directors. Amounts due from officers under the Program are reflected as a reduction of stockholders' equity in the accompanying consolidated balance sheets.

13. Stock Purchase Rights

In August 1997, the Board of Directors declared a dividend distribution of one Common Stock Purchase Right (the "Right") for each outstanding share of its common stock. The Rights become exercisable in the event a person or group acquires 15% or more of the Company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of the common stock. If any person becomes a 15% or more shareholder of the Company, each Right (subject to certain limits) will entitle its holder (other than such person or members of such group) to purchase, for $37.00, the number of shares of the Company's common stock determined by dividing $74.00 by the then current market price of the common stock. The rights will expire on August 5, 2007.

14. Stock Options

Under various plans (the "Plans") it sponsors, the Company is authorized to issue 8,300,000 shares of Common Stock pursuant to "Awards" granted as incentive stock options (intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended) and nonqualified stock options. Stock options granted under the plans have contractual terms of five to 15 years and have an exercise price equal to or greater than the fair market value of the stock at grant date. Stock options granted vest over periods ranging from 1 to 7 years. However, the 7-year vesting periods and certain of the 5-year vesting periods accelerate if specified share price appreciation criteria are met. No accelerated vesting of stock options occurred in 2001 or 2000.

A summary of the Company's stock option activity for the three years ending December 31, 2001 is as follows (shares in thousands):

	2001		2000		1999	
	Shares	Weighted Average Exercise Prices	Shares	Weighted Average Exercise Prices	Shares	Weighted Average Exercise Prices
Outstanding at beginning of year	3,994	$ 8.32	3,729	$ 7.59	4,228	$ 7.41
Granted	155	6.18	977	10.11	137	13.78
Exercised	7	9.03	607	6.42	545	7.23
Forfeited	145	10.45	103	10.23	84	10.98
Expired	—	—	2	7.13	7	7.75
Outstanding at end of year	3,997	$ 8.16	3,994	$ 8.32	3,729	$ 7.59
Exercisable at end of year	2,814	$ 7.36	2,618	$ 7.13	2,947	$ 6.83
Weighted average fair value of options granted	$ 4.88		$ 6.32		$ 7.36	

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions:

	2001	2000	1999
Expected term (years)	8.0	7.3	8.8
Risk-free interest rate	5.12%	6.70%	5.29%
Expected dividend yield	0.81%	0.42%	0.50%
Expected volatility	58.0%	49.2%	36.8%

Stock options outstanding and exercisable as of December 31, 2001 are summarized below (shares in thousands):

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Years of Remaining Contractual Life	Number Exercisable	Weighted Average Exercise Price
$5.63 to $7.00	2,126	$ 6.30	3.2	1,993	$ 6.32
$7.01 to $10.81	1,690	9.88	6.1	730	9.36
$10.82 to $16.69	181	13.91	6.8	91	14.07
$ 5.63 to $16.69	3,997	$ 8.16	4.6	2,814	$ 7.36

The Company applies the intrinsic value based method of accounting for the Plans and, accordingly, no compensation cost has been recognized. If compensation costs for the Company's stock options had been determined on the fair value based method of accounting discussed above, the Company's net income (loss) and related amounts per share basic and diluted for each of the years ended December 31 would have been reported as follows (in thousands except per share amounts):

	2001	2000	1999
Net income (loss)			
As reported	$ (5,906)	$ (1,730)	$ 3,876
Pro forma	(6,943)	(3,530)	3,076
Net income (loss) per share			
Basic:			
As reported	$ (.24)	$ (.07)	$ .15
Pro forma	(.28)	(.14)	.12
Diluted:			
As reported	(.24)	(.07)	.15
Pro forma	(.28)	(.14)	.12

The effects of applying the fair value based method of accounting in the pro forma amounts above are not indicative of future effects and its application does not apply to awards granted prior to 1995.

15. Operating Segment Information

The Company has two reportable operating segments in the lending industry and one in the check cashing industry. The United States and foreign lending segments offer secured non-recourse pawn loans to individuals. In the United States segment, loan terms are generally for one month with provisions for renewals and extensions and the loans average approximately 50 days in length. The loan collateral includes a wide variety of personal property items. However, in the foreign segment, loan terms are 6 months, the loan amounts are generally larger, and the collateral is predominately jewelry. The check cashing segment provides check cashing services to individuals through franchised and company owned Mr. Payroll service centers.

The accounting policies of the segments are the same as those described in Note 2. Management of the Company evaluates performance based on income or loss from operations before net interest expense, other miscellaneous items of income or expense, and the provision for income taxes. There are no intersegmental sales.

While the United States and foreign lending segments offer the same services, each is managed separately due to the different operational strategies required. The check cashing operation offers different services and products thus requiring its own technical, marketing and operational strategy.

As described in Note 3, the Company has reclassified the results of operations of Rent-A-Tire as discontinued operations. This business was previously reported as a separate operating segment. The segment data included below has been restated to exclude amounts related to Rent-A-Tire.

Information concerning the segments is set forth below (in thousands):

	Lending				
	United States	Foreign	Total	Check Cashing	Consolidated
2001					
Total revenue	$320,693	$ 31,841	$352,534	$ 3,395	$355,929
Depreciation and amortization	13,644	2,105	15,749	880	16,629
Income from operations	21,384	8,675	30,059	546	30,605
Total assets at December 31	292,426	74,784	367,210	7,074	374,284
Expenditures for property and equipment	29,786	1,947	31,733	96	31,829
2000					
Total revenue	$310,881	$ 32,302	$343,183	$ 3,177	$346,360
Depreciation and amortization	13,701	1,949	15,650	708	16,358
Income from operations	20,733	8,615	29,348	367	29,715
Equity in loss of unconsolidated subsidiary	—	—	—	(15,653)	(15,653)
Total assets at December 31	265,423	76,251	341,674	12,255	353,929
Expenditures for property and equipment	13,895	1,762	15,657	562	16,219
1999					
Total revenue	$327,117	$ 32,118	$359,235	$ 3,660	$362,895
Depreciation and amortization	15,864	1,885	17,749	828	18,577
Income (loss) from operations	25,721	12,134	37,855	(3,109)	34,746
Equity in loss of unconsolidated subsidiary	—	—	—	(15,238)	(15,238)
Total assets at December 31	285,979	89,031	375,010	24,811	399,821
Investment in and advances to unconsolidated subsidiary at December 31	—	—	—	15,392	15,392
Expenditures for property and equipment	5,669	4,656	10,325	4,154	14,479

Total assets of discontinued operations were $8,606,000, $24,304,000, and $17,802,000 at December 31, 2001, 2000, and 1999, respectively.

The geographic distribution of property and equipment at December 31, follows (in thousands):

	United States	Foreign	Consolidated
2001	$ 60,366	$ 8,084	$ 68,450
2000	41,528	8,069	49,597
1999	43,745	8,415	52,160

16. Related Party Transactions

In December 1999, the Company sold 3 lending units, including certain real estate, for $4,520,000 to Ace Pawn, Inc. ("Ace") whose sole stockholder, J.D. Credit, Inc. ("J.D. Credit"), is controlled by the Chairman of the Board of Directors of the Company. The price was determined by independent appraisal and approved by the Board of Directors of the Company. The Company received promissory notes from Ace that are collateralized by all of its assets. In addition, J.D. Credit has pledged the common stock of Ace and the Chairman of the Board has provided a personal guaranty for repayment of the notes. The notes bear interest at 10% per annum and require quarterly principal and interest payments and a final balloon payment in December 2002. The Company has the right of first refusal in the event of a proposed resale of the lending units. A gain of $2,224,000 was recognized on the transactions. Amounts due on the notes were $3,097,000 and $3,156,000 as of December 31, 2001 and 2000, respectively, and are included in "Other assets" in the accompanying consolidated balance sheets. The Company recorded interest income from the notes of $313,000 and $378,000 in 2001 and 2000, respectively.

The 3 lending units were converted to Company franchise units, and the Company continued to manage the units pursuant to a management agreement for a brief interim period immediately following the closing of the transaction. Royalties recorded by the Company were $79,000, $79,000, and $7,000 for 2001, 2000, and 1999, respectively. The Company recorded management fee income of $60,000 and $35,000 for 2000 and 1999, respectively, and $30,000 in franchise fee revenue for 1999.

17. Fair Values of Financial Instruments

Cash and cash equivalents bear interest at market rates and have maturities less than 90 days. Pawn loans have relatively short maturity periods depending on local regulations, generally 90 days or less in the United States and 180 days or less in the United Kingdom and Sweden. Small consumer cash advances have maturity periods of 31 days or less. Finance and service charge rates are determined by regulations and bear no valuation relationship to capital markets' interest rate movements. Generally, pawn loans may only be resold to a licensed pawnbroker. The Company's interest rate cap agreements are evaluated pursuant to the terms of the agreements and settled in specific three-month intervals. The fair values of the interest rate caps are based on quoted market prices for interest rate caps currently available with similar terms.

The Company's bank credit facilities bear interest at rates that are frequently adjusted on the basis of market rate changes. The fair values of the remaining long-term debt instruments are estimated based on market values for debt issues with similar characteristics or rates currently available for debt with similar terms.

The carrying amounts and estimated fair values of financial instruments at December 31, 2001 and 2000 were as follows (in thousands):

	2001		2000	
	Carrying Value	**Estimated Fair Value**	Carrying Value	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 6,394	$ 6,394	$ 4,626	$ 4,626
Pawn loans	116,590	116,590	117,982	117,982
Small consumer cash advances, net	1,695	1,695	811	811
Notes receivable	3,097	3,162	3,156	3,020
Interest rate caps	173	173	734	625
Financial liabilities:				
Bank lines of credit	112,562	112,562	101,427	101,427
Senior unsecured notes	58,571	61,703	62,857	63,165
Capital lease obligations and other notes	649	646	6,180	6,075

18. Commitments and Contingencies

Leases • The Company leases certain of its facilities under operating leases with terms ranging from 3 to 15 years, with certain rights to extend for additional periods. Future minimum rentals due under non-cancelable leases for continuing operations are as follows for each of the years ending December 31 (in thousands):

2002	$ 20,262
2003	16,196
2004	11,125
2005	6,444
2006	3,836
Thereafter	8,229
Total	$ 66,092

Rent expense for continuing operations was $22,188,000, $21,836,000 and $20,682,000 for 2001, 2000 and 1999, respectively.

Litigation • The Company is party to a number of lawsuits arising in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity..

19. Quarterly Financial Data (Unaudited)

(In thousands, except per share data)

The Company's operations are subject to seasonal fluctuations. Revenue tends to be highest during the first and fourth calendar quarters.

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$93,556	$80,426	$82,604	$99,343
Costs of revenue	41,428	33,274	33,392	42,897
Income from continuing operations	3,233	1,568	1,975	5,949
Loss from discontinued operations (a)	(558)	(680)	(17,393)	—
Net income (loss)	2,675	888	(15,418)	5,949
Diluted income from continuing operations per share	0.13	0.06	0.08	0.24
Diluted loss from discontinued operations per share	(0.02)	(0.03)	(0.69)	—
Diluted net income (loss) per share	0.11	0.04	(0.61)	0.24
Diluted weighted average shares	24,719	24,944	25,152	25,044

2000				
Total revenue	$93,255	$78,710	$80,005	$94,390
Costs of revenue	42,476	33,586	32,948	42,397
Income (loss) from continuing operations	(4,106)	(7,004)	7,687	4,124
Loss from discontinued operations (a)	(531)	(538)	(496)	(866)
Net income (loss)	(4,637)	(7,542)	7,191	3,258
Diluted income (loss) from continuing operations per share	(0.16)	(0.27)	0.30	0.16
Diluted loss from discontinued operations per share	(0.02)	(0.02)	(0.02)	(0.03)
Diluted net income (loss) per share	(0.18)	(0.29)	0.28	0.13
Diluted weighted average shares	25,282	25,759	25,929	25,147

(a) *In the 2001 Third Quarter, the Company announced plans to exit the rent-to-own business and presented that business as a discontinued operation. All prior periods presented have been restated.*

Report of Independent Accountants

To the Board of Directors and Stockholders
Cash America International, Inc.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and stockholders' equity present fairly, in all material respects, the financial position of Cash America International, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of innoVentry Corp. as of December 31, 2000 and for the two years then ended, the investment and loss in which is reflected in the accompanying financial statements using the equity method of accounting (see Note 4). The Company's proportionate share of innoVentry Corp.'s net assets and advances from the Company was zero dollars as of December 31, 2000 and reflects total operating losses of $15,653,000 and $15,238,000 for each of the two years in the period ended December 31, 2000. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for innoVentry Corp., is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Fort Worth, Texas
January 25, 2002

Five Year Summary of Selected Financial Data *(Unaudited)*

(Dollars in thousands, except per share data)

	2001	2000	1999	1998	1997
OPERATIONS — *years ended December 31 (a)*					
Total revenue	$ 355,929	$ 346,360	$ 362,895	$ 337,635	$ 302,698
Income from operations	30,605	29,715	34,746	34,574	38,335
Income from continuing operations before income taxes (b)	20,429	10,832	13,264	20,937	26,157
Income from continuing operations (b)	$ 12,725	$ 701	$ 3,947	$ 13,004	$ 16,579
Income from continuing operations per share:					
Basic	$ .52	$ .03	$ .16	$ .52	$ .68
Diluted	$ .51	$ .03	$ .15	$ .50	$ .66
Dividends per share	$ .05	$ .05	$ .05	$ .05	$ .05
Weighted average shares:					
Basic	24,643	25,461	25,346	24,829	24,281
Diluted	24,963	25,817	26,229	26,226	25,158

	2001	2000	1999	1998	1997
FINANCIAL POSITION — *at December 31*					
Pawn loans	$ 116,590	$ 117,982	$ 125,349	$ 128,637	$ 112,240
Merchandise held for disposition, net	63,392	58,817	64,419	65,417	53,468
Working capital	174,571	190,311	208,419	213,612	176,582
Total assets	382,890	378,233	417,623	410,823	340,254
Total debt	171,782	170,464	202,366	193,974	150,428
Stockholders' equity	168,431	178,458	186,940	187,444	167,296
Current ratio	4.5x	6.9x	7.5x	7.9x	7.6x
Debt to equity ratio	102.0%	95.5%	108.3%	103.5%	89.9%
OWNED AND FRANCHISED LOCATIONS — *at December 31*					
Lending operations	473	479	477	469	402
Manned check cashing operations	134	132	137	137	145

(a) *In September 2001, the Company announced plans to exit the rent-to-own business. The amounts for the years 1998 through 2001 have been restated to reflect the rent-to-own business as discontinued operations.*

(b) *See "Management's Discussion and Analysis of Results of Operations and Financial Condition" for amounts related to gains from disposals of assets, equity in losses of unconsolidated subsidiaries, and other items for the years 1999 through 2001.*

Common Stock Data

The New York Stock Exchange is the principal exchange on which Cash America International, Inc. common stock is traded. There were 752 stockholders of record (not including individual participants in security listings) as of February 6, 2002. The high and low sales prices of common stock as quoted on the composite tape of the New York Stock Exchange and cash dividends per share during 2001 and 2000 were as follows:

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
High	$ 7.13	$ 8.66	$ 10.50	$ 9.66
Low	4.31	5.85	7.27	7.00
Close	6.10	8.50	9.09	8.50
Cash dividend per share	.01¼	.01¼	.01¼	.01¼

2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
High	$ 13.00	$ 12.81	$ 8.25	$ 7.31
Low	9.00	6.81	6.19	3.63
Close	12.44	7.38	7.31	4.38
Cash dividend per share	.01¼	.01¼	.01¼	.01¼

Corporate Information

Board of Directors

Jack R. Daugherty *(a)*
Chairman of the Board
Cash America International, Inc.

A. R. Dike *(b) (d)*
Chief Executive Officer and President
The Dike Company

Daniel R. Feehan *(a)*
Chief Executive Officer and President
Cash America International, Inc.

James H. Graves *(a) (b)*
Managing Director
Erwin Graves & Associates

B. D. Hunter *(a) (b)*
Chairman of the Board
Huntco, Inc.

Timothy J. McKibben *(a) (c) (d)*
Chairman of the Board
Ancor Holdings L.L.C.

Alfred M. Micallef *(d)*
Chief Executive Officer
JMK International, Inc.

Clifton H. Morris, Jr. *(a) (c)*
Executive Chairman of the Board
AmeriCredit Corp.

Carl P. Motheral *(d)*
Chairman of the Board
Motheral Printing Company

Samuel W. Rizzo *(a) (c)*
Consultant; Private Investor

(a) Executive Committee Member
(b) Compensation Committee Member
(c) Audit Committee Member
(d) Stock Option Committee Member

Executive Officers of Cash America International, Inc.

Daniel R. Feehan
Chief Executive Officer and President

Thomas A. Bessant, Jr.
Executive Vice President
Chief Financial Officer

Robert D. Brockman
Executive Vice President
Administration

Jerry D. Finn
Executive Vice President
United States Lending Operations

Michael D. Gaston
Executive Vice President
Business Development

William R. Horne
Executive Vice President
Information Technology

James H. Kauffman
Executive Vice President
Foreign Operations

Hugh A. Simpson
Executive Vice President
General Counsel and Secretary



Top left to right: Hugh Simpson, Mike Gaston, Dan Feehan, Jim Kauffman, Tom Bessant
Seated left to right: Jerry Finn, Rob Brockman, Bill Horne

Other Information

Corporate Offices
Cash America International Building
1600 West 7th Street
Fort Worth, Texas 76102-2599
(817) 335-1100
www.cashamerica.com

Transfer Agent and Registrar
Mellon Investor Services LLC
85 Challenger Road
Overpeck Center
Ridgefield Park, NJ 07660
(800) 635-9270
www.melloninvestor.com

Independent Public Accountants
PricewaterhouseCoopers LLP
Fort Worth, Texas

Investor Relations
Information requests
should be forwarded to:
L. Dee Littrell

Stock Listing
Symbol: PWN

PWN LISTED NYSE

Annual Stockholders' Meeting
April 24, 2002
9:00 AM
Fort Worth Club Building
11th Floor
306 West 7th Street
Fort Worth, Texas

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K can be obtained without charge upon written request to the office of Investor Relations.

Cash America International, Inc.

1600 West 7th Street
Fort Worth, Texas 76102-2599
(817) 335-1100
www.cashamerica.com